Exhibit 1

FOR IMMEDIATE RELEASE	1 March 2018

  |  2017 Preliminary Results

∎	Reported billings up 0.6% at £55.563 billion, down 3.9% in constant currency and down 5.4% like-for-like
∎	Reported revenue up 6.1% at £15.265 billion, up 1.7% at $19.703 billion, down 0.6% at €17.427 billion and up 4.9% at ¥2.209 trillion
∎	Constant currency revenue up 1.6%, like-for-like revenue down 0.3%
∎	Constant currency revenue less pass-through costs[1] (previously known as net sales) up 1.4%, like-for-like down 0.9%
∎	Reported revenue less pass-through costs[1] margin (previously known as net sales margin) of 17.3%, down 0.1 margin points against last year, flat on a constant currency and like-for-like basis, in line with the revised full year margin target
∎	Headline EBITDA £2.534 billion, up 4.7%, up 1.2% in constant currency
∎	Headline profit before interest and tax £2.267 billion, up 4.9% and up 1.5% in constant currency
∎	Headline profit before tax £2.093 billion, up 5.4% and up 1.9% in constant currency
∎	Profit before tax £2.109 billion, up 11.6%, up 7.7% in constant currency
∎	Profit after tax £1.912 billion, up 27.4%, up 22.6% in constant currency
∎	Headline diluted earnings per share of 120.4p, up 6.4%, up 2.7% in constant currency
∎	Return on equity at 16.9% in 2017, up significantly from 16.2% in 2016 versus a weighted average cost of capital of 6.3% in 2017, down from 6.4% in 2016
∎	Dividends per share of 60.0p, up 6.0%, a pay-out ratio of 50% in line with last year and the target pay-out ratio
∎	Net debt £4.483 billion at 31 December 2017, an increase of £352 million on same date in 2016, with average net debt in 2017 at £5.143 billion against £4.340 billion in 2016, primarily reflecting the weakness of sterling, with the average net debt to EBITDA ratio at 2.0x, the top-end of the target range
∎	Net new business of $6.330 billion in the year continuing the good overall performance seen in the first nine months and leading positions in the net new business tables
∎	Above budget, but slow start to 2018, with January like-for-like revenue flat and revenue less pass-through costs[1] down 1.2%
∎	Acceleration of strategic focus on simplification of structure, client and country management and enterprise-wide alignment of digital systems, platforms and capabilities

1 The Group has changed the description of ‘net sales’ to ‘revenue less pass-through costs’ based on the upcoming adoption of new accounting standards and recently issued regulatory guidance and observations. There has been no change in the way that this measure is calculated

Commenting on the 2017 results announcement Sir Martin Sorrell, CEO of WPP, said:

“2017 for us was not a pretty year, with flat like-for-like, top-line growth, and operating margins and operating profits also flat, or up marginally.

“The major factors influencing this performance were probably the long-term impact of technological disruption and more the short-term focus of zero-based budgeters, activist investors and private equity than, we believe, the suggested disintermediation of agencies by Google and Facebook or digital competition from consultants.

“In this environment, the most successful agency groups will be those who offer simplicity and flexibility of structure to deliver efficient, effective solutions – and therefore growth – for their clients. With this in mind, we are now accelerating the implementation of our strategy for the Group.

“No company in the world of marketing or business transformation has a greater or more varied repertory of talent and capabilities than WPP. Our strength, however, resides not only in the scale and variety of those skills, but in our unique ability to combine them in service of our clients’ growth – which is why most of the world’s leading companies choose WPP to provide them with communications services.

“For many years we have placed ‘horizontality’ at the heart of our strategy by presenting clients with tailor-made and seamlessly integrated offers to meet their specific requirements. Over the last year, we have begun to apply that philosophy to the structure of the Group itself by simplifying a number of our operations.

“As our industry continues to undergo fundamental change, we are upping the pace of WPP’s development from a group of individual companies to a cohesive global team dedicated to the core purpose of driving growth for clients.

“As we build an increasingly unified WPP, we are focusing on a number of areas that will allow us to deploy our deep expertise with greater flexibility, efficiency and speed. These include: further simplification of our structure; stronger client co-ordination across the whole of WPP, including greater responsibility and authority for global client teams and country managers; the development of key cross-Group capabilities in digital marketing, digital production, eCommerce and shopper marketing; further sharing of functions, systems and platforms across the Group; and the development and implementation of senior executive incentives to align them even more closely to Group performance.

“We start this new phase of our journey from a position of market leadership, and with total confidence in the enduring value of what we offer our clients. We will report at every opportunity on our progress.”

Key figures

£ million	2017	Δ reported[2]	Δ constant[3]	2016
Billings	55,563	0.6%	-3.9%	55,245
Revenue	15,265	6.1%	1.6%	14,389
Revenue less pass-through costs[1]	13,140	6.0%	1.4%	12,398
Headline EBITDA[4]	2,534	4.7%	1.2%	2,420
Headline PBIT[5]	2,267	4.9%	1.5%	2,160
Revenue less pass-through costs[1] margin	17.3%	-0.1*	0.0*	17.4%
Profit before tax	2,109	11.6%	7.7%	1,891
Profit after tax	1,912	27.4%	22.6%	1,502
Headline diluted EPS[6]	120.4p	6.4%	2.7%	113.2p
Diluted EPS[7]	142.4p	31.9%	26.9%	108.0p
Dividends per share	60.0p	6.0%	6.0%	56.60p

* Margin points, also flat like-for-like

Full Year highlights

∎	Reported billings at £55.563 billion, down 3.9% in constant currency and down 5.4% like-for-like
∎	Reported revenue growth of 6.1%, with like-for-like growth of -0.3%, 1.9% growth from acquisitions and 4.5% from currency
∎

Constant currency revenue growth in all regions, led by strong growth in the United Kingdom and growth in Western Continental Europe and Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe. Sectors, including advertising and media investment management showed strong growth along with public relations and public affairs and sub-sector specialist communications (including direct, digital and interactive). Data investment management and sub-sectors brand consulting and health & wellness were softer

∎

Constant currency revenue less pass-through costs[1] growth in all regions, especially the United Kingdom and except North America. All sectors, especially advertising and media investment management were up, except data investment management. On a full year basis, the gap in the growth rates between revenue and revenue less pass-through costs[1] was fairly consistent at 0.2%

∎	Headline EBITDA of £2.534 billion, up 4.7%, and up 1.2% in constant currency, reflecting full year currency tailwinds, which moderated significantly in the second half of the year
∎

Headline PBIT increase of 4.9% to £2.267 billion, up 1.5% in constant currency, again reflecting currency tailwinds in the full year, which moderated in the second half of the year, with staff costs increasing faster, offset to some degree by control of general & administrative costs, including establishment costs

∎

Revenue less pass-through costs[1] margin, a more helpful comparator than revenue margin down 0.1 margin points, but still a leading industry margin of 17.3% and flat in constant currency and like-for-like, in-line with the revised target guidance after quarter three

∎

Exceptional gains of £129 million, largely representing the gain on the sale of the Group’s minority interests in Asatsu-DK to Bain Capital and Infoscout to Vista Equity Partners. A 25% equity interest in Asatsu-DK may be purchased shortly at a cost of approximately $60 million

∎

Headline diluted EPS of 120.4p up 6.4%, up 2.7% in constant currency and reported diluted EPS up 31.9%, up 26.9% in constant currency, the latter reflecting the benefit of an exceptional tax credit of £206 million

2 Percentage change in reported sterling

3 Percentage change at constant currency exchange rates

4 Headline earnings before interest, tax, depreciation and amortisation

5 Headline profit before interest and tax

6 Diluted earnings per share based on headline earnings

7 Diluted earnings per share based on reported earnings

∎	Final ordinary dividend of 37.3p up 0.7% and full year dividends of 60.0p per share up 6.0%
∎	Dividend pay-out ratio of 50% in 2017, the same as 2016 and in line with the targeted dividend pay-out ratio of 50%
∎	Return on equity[8] up significantly at 16.9% in 2017, compared with 16.2% in 2016, versus a lower weighted average cost of capital of 6.3% in 2017 compared with 6.4% in 2016.
∎

Average net debt up £584 million, at £5.143 billion compared to last year, at 2017 exchange rates, continuing to reflect the significant net acquisition spend, share re-purchases and dividends of £1.485 billion in 2017

∎

Creative and effectiveness leadership recognised yet again in 2017 with the award of the Cannes Lion to WPP for most creative Holding Company for the seventh successive year since the award’s inception. Three WPP agency networks, Ogilvy & Mather Worldwide, Y&R and Grey finished in the top six networks at Cannes in 2017, in positions two, four and six. For the sixth consecutive year, WPP was also awarded the EFFIE as the most effective Holding Company

∎

Continued implementation of growth strategy with revenue ratios for fast growth markets and new media raised to 40-45% over the next three to four years, and currently at around 30% and over 40% respectively. Quantitative revenue target of 50% already achieved

Current trading and outlook

∎

January 2018 | Like-for-like revenue flat with last year for the month, slightly ahead of budget, with like-for-like revenue less pass-through costs[1], down 1.2%, also ahead of budget and against more difficult comparatives in the first quarter of last year

∎

FY 2018 budget | Given optimistic revenue and revenue less pass-through costs[1] forecasting in the last three quarters of 2017 and so as to ensure costs are more effectively controlled, the budgets for 2018, on a like-for-like basis, have been set at around flat for both revenue and revenue less pass-through costs[1], with a headline operating margin target also flat, in constant currency

∎

Dual focus in 2018 | 1. Revenue and revenue less pass-through costs[1] growth from leading position in horizontality, faster growing geographic markets and digital, premier parent company creative and effectiveness position, new business and strategically targeted acquisitions; 2. Continued emphasis on balancing revenue growth with headcount increases and improvement in staff costs/revenue less pass-through costs[1] ratio to enhance operating margins

∎

Long-term targets | Above industry revenue growth, due to effective implementation of horizontality, geographically superior position in new markets and functional strength in new media, data investment management, including data analytics and the application of new technology, creativity, effectiveness and horizontality; improvement in staff costs/revenue less pass-through costs[1] ratio of 0 - 0.2 margin points or more depending on revenue less pass-through costs[1] growth; revenue less pass-through costs[1] operating margin expansion of 0 - 0.3 margin points or more on a constant currency basis, with an ultimate goal of almost 20%; and headline diluted EPS growth of 5% to 10% p.a. from revenue and revenue less pass-through costs[1] growth, margin expansion, strategically targeted small- and medium-sized acquisitions and share buy-backs

8 Return on equity is headline diluted EPS divided by equity share owners funds per share

In this press release not all of the figures and ratios used are readily available from the unaudited preliminary results included in Appendix 1. These non-GAAP measures, including constant currency and like-for-like growth, revenue less pass-through costs1 and headline profit measures, management believes are both useful and necessary to better understand the Group’s results. Where required, details of how these have been arrived at are shown in the Appendices.

Review of Group results

Revenue and Revenue less pass-through costs1

Revenue analysis

£ million	2017	Δ reported	Δ constant[9]	Δ LFL[10]	Acquisitions	2016
First half	7,404	13.3%	1.9%	-0.3%	2.2%	6,536
Second half	7,861	0.1%	1.3%	-0.3%	1.6%	7,853
Full year	15,265	6.1%	1.6%	-0.3%	1.9%	14,389

Revenue less pass-through costs[1] analysis

£ million	2017	Δ reported	Δ constant	Δ LFL	Acquisitions	2016
First half	6,362	13.7%	2.2%	-0.5%	2.7%	5,594
Second half	6,778	-0.4%	0.8%	-1.2%	2.0%	6,804
Full year	13,140	6.0%	1.4%	-0.9%	2.3%	12,398

Reported billings at £55.563 billion, up 0.6%, down 3.9% in constant currency and down 5.4% like-for-like. Estimated net new business billings of $6.330 billion were won in the year, continuing the good performance seen in the first nine months and reflected in the leading positions in net new business tables. Generally, the Group continues to benefit from consolidation trends in the industry, winning assignments from existing and new clients, including several very large industry-leading advertising, digital, media, pharmaceutical, eCommerce and shopper marketing assignments.

Reportable revenue was up 6.1% at £15.265 billion. Revenue on a constant currency basis was up 1.6% compared with last year, the difference to the reportable number reflecting the weakness of the pound sterling against most currencies, particularly in the first half of the year, with some strengthening in the second half. As a number of our competitors report in US dollars, euros and yen, appendices 2, 3 and 4 show WPP’s Preliminary results in reportable US dollars, euros and yen respectively. This shows that US dollar reportable revenue was up 1.7% to $19.703 billion and headline earnings before interest and taxes up 3.1% to $2.953 billion, which compares with the $15.274 billion and $2.177 billion respectively of the second largest11 direct (United States-based) competitor. Euro reportable revenue was down 0.6% to €17.427 billion and headline earnings before interest and taxes down 1.0% to €2.579 billion, which compares with €9.690 billion and €1.620 billion respectively of the third largest11 direct (European-based) competitor and yen reportable revenue was up 4.9% to ¥2.209 trillion and headline earnings before interest and taxes up 6.2% to ¥331 billion, which compares with ¥929 billion and ¥164 billion of our fourth largest11 direct (Japan-based) competitor.

On a like-for-like basis, which excludes the impact of currency and acquisitions, revenue was down 0.3%, with revenue less pass-through costs1 down 0.9%. In the fourth quarter, like-for-like revenue was up 1.2%, the strongest quarter of the year. North America and the United Kingdom performed well, both recording their strongest quarterly growth of the year, with Western Continental Europe and Latin America weaker. Asia Pacific improved over the first and third quarter, with Africa & the Middle East down similar to the first nine months. Like-for-like revenue less pass-through costs1

9 Percentage change at constant currency exchange rates

10 Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals

11 Ranked by market capitalisation as at 1 March 2018

growth was weaker than revenue growth, down 1.3% in the fourth quarter, particularly in North America, with the United Kingdom stronger.

Operating profitability

Headline EBITDA was up 4.7% to £2.534 billion, from £2.420 billion the previous year and up 1.2% in constant currency. Group revenue is more weighted to the second half of the year across all regions and sectors, and, particularly, in the faster growing markets of Asia Pacific and Latin America. As a result, the Group’s profitability and margin continue to be skewed to the second half of the year, with the Group earning approximately one-third of its profits in the first half and two-thirds in the second half. Headline operating profit for 2017 was up 4.9% to £2.267 billion, from £2.160 billion and up 1.5% in constant currencies.

Revenue less pass-through costs1 margin was down 0.1 margin points to 17.3%, flat in constant currency and like-for-like, in line with the Group’s full year revised margin target. The revenue less pass-through costs1 margin of 17.3% is after charging £40 million ($52 million) of severance costs, compared with £34 million ($49 million) in 2016 and £324 million ($418 million) of incentive payments, versus £367 million ($486 million) in 2016. Constant currency and like-for-like operating margins were flat with the prior year.

As outlined in previous Preliminary Announcements for the last few years, due to the increasing scale of digital media purchases within the Group’s media investment management businesses and of direct costs in data investment management, revenue less pass-through costs1 are, in our view, a helpful reflection of top line growth, although currently, only one of our competitors partially reports revenue less pass-through costs1. As a result of changes in reporting standards effective 1 January 2018, in relation to revenue recognition, standardised reporting of revenue less pass-through costs1 will probably become more common in our industry. The differences are shown below in a table that compares the Group’s like-for-like revenue and revenue less pass-through costs1 against our direct competitors’ like-for-like revenue only performance over the last two years.

Full Year	WPP Revenue	WPP Revenue less pass- through costs[1]	OMC Revenue	Pub Revenue	IPG Revenue	Dentsu Gross profit	Havas Revenue
Revenue (local ‘m)	£15,265	£13,140	$15,274	€9,690	$7,882	¥877,622	€2,259
Revenue ($‘m)	$19,703	$16,958	$15,274	$10,941	$7,882	$7,826	$2,551
Growth Rates (%)*	-0.3	-0.9	3.0	0.8	1.8	0.1	-0.8
Quarterly like-for-like growth%*
Q1/16	5.1	3.2	3.8	2.9	6.7	5.1	3.4
Q2/16	3.5	4.3	3.4	2.7	3.7	9.5	2.7
Q3/16	3.2	2.8	3.2	0.2	4.3	2.7	2.0
Q4/16	0.5	2.1	3.6	-2.5	5.3	3.9	4.2
Q1/17	0.2	0.8	4.4	-1.2	2.7	3.9	0.1
Q2/17	-0.8	-1.7	3.5	0.8	0.4	-4.8	-0.9
Q3/17	-2.0	-1.1	2.8	1.2	0.5	-2.1	0.1
Q4/17	1.2	-1.3	1.6	2.2	3.3	2.8	-2.1
2 Years cumulative like-for-like growth %
Q1/16	10.3	5.7	8.9	3.8	12.4	11.3	10.5
Q2/16	8.0	6.4	8.7	4.1	10.4	16.0	8.2
Q3/16	7.8	6.1	9.3	0.9	11.4	6.9	7.5
Q4/16	7.2	7.0	8.4	0.3	10.5	14.5	7.3
Q1/17	5.3	4.0	8.2	1.7	9.4	9.0	3.5
Q2/17	2.7	2.6	6.9	3.5	4.1	4.7	1.8
Q3/17	1.2	1.7	6.0	1.4	4.8	0.6	2.1
Q4/17	1.7	0.8	5.2	-0.3	8.6	6.7	2.1

* The above like-for-like/organic revenue figures are extracted from the published quarterly and full year trading statements issued by Omnicom Group (“OMC”), Publicis Groupe (“Pub”), Interpublic Group (“IPG”), Dentsu and Havas (included in Vivendi results)

On a reported basis, operating margins, before all incentives12 and income from associates, were 18.9%, down 1.0 margin point, compared with 19.9% last year. The Group’s staff costs to revenue less pass-through costs1 ratio, including severance and incentives, increased by 0.5 margin points to 63.3% compared to 62.8% in 2016, as staff costs were not reduced in line with the fall in revenue less pass-through costs1. However, the Group was able to manage its general and administrative costs, including property, relatively effectively, with improvements across most categories.

Headline operating costs13 rose by 6.6%, rose by 1.8% in constant currency, but down 0.6% like-for-like. Reported staff costs, excluding incentives, increased by 7.8%, up 2.8% in constant currency. Incentive payments amounted to £324 million ($421 million), which were 13.1% of headline operating profit before incentives and income from associates, compared with £367 million ($486 million) or 14.9% in 2016. Achievement of target, at an individual Company level, generally generates 15% of operating profit before bonus as an incentive pool, 20% at maximum and 25% at super maximum.

On a like-for-like basis, the average number of people in the Group, excluding associates, in 2017 was 134,428 compared to 136,409 in 2016, a decrease of 1.5%. On the same basis, the total number of people in the Group, excluding associates, at 31 December 2017 was 134,413 compared to 136,775 at 31 December 2016, a decrease of 2,362 or 1.7%.

Exceptional gains and restructuring costs

In 2017 the Group generated exceptional gains of £129 million, largely representing the gain on the sale of the Group’s minority interests in Asatsu-DK to Bain Capital and Infoscout to Vista Equity Partners. A 25% equity interest in Asatsu-DK may be purchased shortly at a cost of approximately $60 million. These were partly offset by investment write-downs of £96 million, principally in relation to comScore Inc., resulting in a net gain of £33 million, which in accordance with prior practice, has been excluded from headline profit. The Group took a £57 million restructuring provision, primarily against severance provisions in mature markets and the Group’s IT transformation costs.

Interest and taxes

Net finance costs (excluding the revaluation of financial instruments) were up marginally at £174.6 million, compared with £174.1 million in 2016, an increase of £0.5 million. This is due to the weakness in sterling resulting in higher translation costs on non-sterling debt and the cost of higher average net debt being offset by the beneficial impact of lower bond coupon costs resulting from refinancing maturing debt at cheaper rates and higher investment income.

The headline tax rate was 22.0% (2016 21.0%) and on reported profit before tax was 9.3% (2016 20.6%), principally due to the exceptional tax credit, primarily relating to the re-measurement of deferred tax liabilities. The headline tax rate for 2018 is expected to be up to 1% higher than 2017. Given the Group’s geographic mix of profits and the changing international tax environment, the tax rate is expected to increase slightly over the next few years. The recent tax changes outlined in the United States Tax Cuts and Jobs Act do not impact the Group’s tax rate significantly, up or down, except for the tax credit mentioned above.

12 Short and long-term incentives and the cost of share-based incentives

13 Costs of services and general and administrative costs, excluding pass-through costs, goodwill impairment, amortisation of acquired intangibles, investment gains and write-downs (in 2017 exceptional gains were £129 million, investment write-downs of £96 million, restructuring charges and costs in relation to the IT transformation project were £57 million)

Earnings and dividend

Headline profit before tax was up 5.4% to £2.093 billion from £1.986 billion, or up 1.9% in constant currencies.

Reported profit before tax rose by 11.6% to £2.109 billion from £1.891 billion. In constant currencies, reported profit before tax rose by 7.7%.

Reported profit after tax rose by 27.4% to £1.912 billion from £1.502 billion. In constant currencies, profits after tax rose 22.6%.

Profits attributable to share owners rose by 29.7% to £1.817 billion from £1.400 billion. In constant currencies, profits attributable to share owners rose by 24.9%.

Headline diluted earnings per share rose by 6.4% to 120.4p from 113.2p. In constant currencies, earnings per share on the same basis rose by 2.7%. Reported diluted earnings per share rose by 31.9% to 142.4p from 108.0p and increased 26.9% in constant currencies.

As outlined in the June 2015 Preliminary Announcement, the achievement of the previously targeted pay-out ratio of 45% one year ahead of schedule, raised the question of whether the pay-out ratio target should be increased further. Following that review, your Board decided to increase the dividend pay-out ratio to a target of 50%, to be achieved by 2017, and, as a result, declared an increase of almost 23% in the 2016 interim dividend to 19.55p per share, representing a pay-out ratio of 50% for the first half. This had the effect of evening out the pay-out ratio between the two half-year periods and consequently balancing out the dividend payments themselves, although the pattern of profitability and hence dividend payments seems likely to remain one-third in the first half and two-thirds in the second half.

Given your Company’s performance in 2017, your Board proposes a marginal increase in the final dividend to 37.3p per share, which, together with the interim dividend of 22.7p per share, makes a total of 60.0p per share for 2017, an overall increase of 6.0%. This represents a dividend pay-out ratio of 50%, the same as last year. The record date for the final dividend is 15 June 2018, payable on 9 July 2018.

Further details of WPP’s financial performance are provided in Appendices 1, 2, 3 and 4.

Regional review

The pattern of revenue and revenue less pass-through costs1 growth differed regionally. The tables below give details of revenue and revenue less pass-through costs1, revenue and revenue less pass-through costs1 growth by region for 2017, as well as the proportion of Group revenue and revenue less pass-through costs1 and operating profit and operating margin by region;

Revenue analysis

£ million	2017	Δ reported	Δ constant[14]	Δ LFL[15]	% group	2016	% group
N. America	5,547	5.0%	0.3%	-2.3%	36.3%	5,281	36.7%
United Kingdom	1,986	6.4%	6.4%	4.9%	13.0%	1,866	13.0%
W Cont. Europe	3,160	7.4%	1.6%	-0.3%	20.7%	2,943	20.4%
AP, LA, AME, CEE[16]	4,572	6.4%	1.1%	0.0%	30.0%	4,299	29.9%
Total Group	15,265	6.1%	1.6%	-0.3%	100.0%	14,389	100.0%

14 Percentage change at constant currency exchange rates

15 Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals

16 Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe

Revenue less pass-through costs1 analysis

£ million	2017	Δ reported	Δ constant	Δ LFL	% group	2016	% group
N. America	4,799	4.2%	-0.4%	-3.2%	36.5%	4,604	37.1%
United Kingdom	1,684	6.0%	6.0%	4.8%	12.8%	1,588	12.8%
W Cont. Europe	2,616	7.9%	1.9%	0.0%	19.9%	2,425	19.6%
AP, LA, AME, CEE	4,041	6.9%	1.6%	-0.8%	30.8%	3,781	30.5%
Total Group	13,140	6.0%	1.4%	-0.9%	100.0%	12,398	100.0%

Operating profit analysis (Headline PBIT)

£ million	2017	% margin*	2016	% margin*
N. America	937	19.5%	895	19.4%
United Kingdom	280	16.6%	261	16.5%
W Cont. Europe	376	14.4%	352	14.5%
AP, LA, AME, CEE	674	16.7%	652	17.2%
Total Group	2,267	17.3%	2,160	17.4%

* Headline PBIT as a percentage of revenue less pass-through costs1

North America constant currency revenue was up 4.2% in the final quarter and like-for-like up 1.6%, the strongest quarter of the year, reflecting strong growth in media investment management, brand consulting and parts of the Group’s direct, digital and interactive operations, including eCommerce and shopper marketing. On a full year basis, constant currency revenue was up 0.3%, with like-for-like down 2.3%. Constant currency revenue less pass-through costs1 showed a similar pattern.

United Kingdom constant currency revenue was up 11.2% in the final quarter and like-for-like up 8.4%, the strongest quarter of the year. Media investment management, direct, digital & interactive and public relations and public affairs were particularly strong with data investment management, health & wellness and the Group’s specialist communications businesses also up. On a full year basis, constant currency revenue was up strongly at 6.4%, with like-for-like up 4.9%, with the second half significantly stronger than the first half, driven by new business wins in the Group’s direct, digital & interactive businesses. Full year revenue less pass-through costs1 were up 6.0% in constant currency, with like-for-like up 4.8%.

Western Continental Europe constant currency revenue was up 1.6% in the final quarter, partly the result of acquisitions, with like-for-like revenue down 1.4%, reflecting volatility in political and macro-economic conditions. Revenue less pass-through costs1 followed a similar pattern, up 1.8% in constant currency, but down 0.8% like-for-like. For the year, Western Continental Europe constant currency revenue grew 1.6% with like-for-like down 0.3%. Revenue less pass-through costs1 growth was slightly stronger, up 1.9% in constant currency and flat like-for-like. Austria, Belgium, Denmark, Finland, Netherlands and Turkey showed growth in the final quarter, but Germany, Greece, Ireland, Italy and Switzerland were tougher.

In Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe, on a constant currency basis, revenue was down 1.0% in the fourth quarter and down 0.1% like-for-like, largely as a result of stronger comparatives in the fourth quarter of 2016, when constant currency revenue was up 11.9% and like-for-like revenue up 3.9%, the strongest quarter of the year. In the fourth quarter, Latin America, despite almost 4% growth, was weaker than the first nine months with

Central & Eastern Europe also tougher. The Next 1117 and CIVETS18 grew in the fourth quarter, with the MIST19 more difficult. Constant currency revenue less pass-through costs1 growth in the region was similar to revenue growth, with like-for-like revenue less pass-through costs1 growth for the region as a whole down 0.8%.

In 2017, 30.0% of the Group’s revenue came from Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe, up marginally from 29.9% in 2016. With revenue less pass-through costs1, the increase was slightly more, up to 30.8% from 30.5% in 2016.

Business sector review

The pattern of revenue and revenue less pass-through costs1 growth also varied by communications services sector and operating brand. The tables below give details of revenue and revenue less pass-through costs1, revenue and revenue less pass-through costs1 growth by communications services sector, as well as the proportion of Group revenue and revenue less pass-through costs1 for 2017 and operating profit and operating margin by communications services sector;

Revenue analysis

£ million	2017	Δ reported	Δ constant[20]	Δ LFL[21]	% group	2016	% group
AMIM[22]	7,180	9.7%	5.1%	-0.1%	47.0%	6,548	45.5%
Data Inv. Mgt.	2,691	1.1%	-3.6%	-2.9%	17.6%	2,661	18.5%
PR & PA23	1,172	6.4%	1.7%	0.7%	7.7%	1,101	7.7%
BC, HW & SC24	4,222	3.5%	-0.9%	0.8%	27.7%	4,079	28.3%
Total Group	15,265	6.1%	1.6%	-0.3%	100.0%	14,389	100.0%

Revenue less pass-through costs[1] analysis

£ million	2017	Δ reported	Δ constant	Δ LFL	% group	2016	% group
AMIM	5,852	8.1%	3.6%	-2.3%	44.5%	5,413	43.6%
Data Inv. Mgt.	2,052	2.9%	-1.9%	-1.3%	15.6%	1,994	16.1%
PR & PA	1,141	5.8%	1.0%	0.2%	8.7%	1,079	8.7%
BC, HW & SC	4,095	4.7%	0.3%	1.0%	31.2%	3,912	31.6%
Total Group	13,140	6.0%	1.4%	-0.9%	100.0%	12,398	100.0%

Operating profit analysis (Headline PBIT)
£ million	2017	% margin*	2016	% margin*
AMIM	1,109	19.0%	1,027	19.0%
Data Inv. Mgt.	350	17.1%	351	17.6%
PR & PA	183	16.1%	180	16.7%
BC, HW & SC	625	15.3%	602	15.4%
Total Group	2,267	17.3%	2,160	17.4%

* Headline PBIT as a percentage of revenue less pass-through costs1

17 Bangladesh, Egypt, Indonesia, South Korea, Mexico, Nigeria, Pakistan, Philippines, Vietnam and Turkey - the Group has no operations in Iran (accounting for over $975 million revenue, including associates)

18 Colombia, Indonesia, Vietnam, Egypt, Turkey and South Africa (accounting for over $895 million revenue, including associates)

19 Mexico, Indonesia, South Korea and Turkey (accounting for over $695 million revenue, including associates)

20 Percentage change at constant currency exchange rates

21 Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals

22 Advertising, Media Investment Management

23 Public Relations & Public Affairs

24 Brand Consulting, Health & Wellness and Specialist Communications (including direct, digital and interactive)

In 2017, 41.7% of the Group’s revenue came from direct, digital and interactive, up 2.8 percentage points from the previous year, with like-for-like revenue growth of 2.5% in 2017.

Advertising and Media Investment Management

In constant currencies, advertising and media investment management was the strongest performing sector overall, with constant currency revenue up 5.1% in 2017, up 5.6% in quarter four. On a like-for-like basis, revenue was up 1.8% in quarter four but down 0.1% for the year. Media investment management showed strong like-for-like revenue growth in all regions except Western Continental Europe and the Middle East in quarter four, with particularly strong growth in North America, the United Kingdom, Asia Pacific and Latin America. The Group’s advertising businesses remained difficult, particularly in North America.

The strong revenue and revenue less pass-through costs1 growth across most of the Group’s media investment management businesses, offset by slower growth in the Group’s advertising businesses in most regions, resulted in the combined reported operating margin of this sector flat with last year at 19.0%, up 0.2 margin points in constant currency.

In 2017, J. Walter Thompson Company, Ogilvy & Mather, Y&R and Grey generated net new business billings of $1.364 billion. In the same year, GroupM, the Group’s media investment management company, which includes Mindshare, Wavemaker (the new agency formed by the merger of MEC and Maxus), MediaCom, Essence, Xaxis and [m]PLATFORM, together with tenthavenue, generated net new business billings of $3.444 billion. The Group totalled $6.330 billion, compared with $6.757 billion in 2016.

Data Investment Management

On a like-for-like basis, data investment management revenue was down 0.8% in the fourth quarter, a significant improvement over the first nine months, with growth in the United Kingdom, Latin America and Africa. On a full year basis, constant currency revenue was down 3.6%, down 2.9% like-for-like, with revenue less pass-through costs1, down 1.9% in constant currency and down 1.3% like-for-like. Geographically, revenue less pass-through costs1 were up strongly in the United Kingdom and Latin America, with North America and Asia Pacific particularly difficult. Kantar Worldpanel and Lightspeed showed strong like-for-like revenue less pass-through costs1 growth, with Kantar Insights, Kantar Health and Kantar Public less robust. Reported operating margins were down 0.5 margin points (the same as the first half) to 17.1% and down 0.4 margin points in constant currency.

Public Relations and Public Affairs

In constant currencies, the Group’s public relations and public affairs businesses were weaker in the second half of the year with constant currency revenue down 0.9% in the third quarter and down 0.8% in the fourth quarter. The United Kingdom and the Middle East grew strongly in the fourth quarter offset by weaker conditions in North America and Continental Europe. Full year revenue grew 1.7% in constant currency and 0.7% like-for-like. Cohn & Wolfe, the Group’s specialist public relations and public affairs businesses Glover Park, Ogilvy Government Relations and Buchanan, performed particularly well. Overall operating margins fell 0.6 margin points to 16.1% and by 0.4 margin points in constant currency, as parts of the Group’s North American businesses slowed in the second half.

Brand Consulting, Health & Wellness and Specialist Communications

The Group’s brand consulting, health & wellness and specialist communications businesses (including direct, digital & interactive), was the strongest performing sector in the fourth quarter on a like-for-like basis, up 2.0%, driven by solid growth in brand consulting and specialist communications. The Group’s direct, digital and interactive businesses, especially VML, Wunderman and Hogarth performed well. Operating margins, for the sector as a whole, were down slightly by 0.1 margin points to 15.3% and flat in constant currency, with operating margins negatively affected as parts of the Group’s direct, digital and interactive, brand consulting and health & wellness businesses in North America slowed.

Client review

Excluding associates, the Group currently employs over 130,000 full-time people covering 112 countries, excluding Cuba and Iran (through an affiliation agreement). It services 369 of the Fortune Global 500 companies, all 30 of the Dow Jones 30, 71 of the NASDAQ 100 and 913 national or multi-national clients in three or more disciplines. 629 clients are served in four disciplines and these clients account for over 53% of Group revenue. This reflects the increasing opportunities for co-ordination and co-operation or horizontality between activities, both nationally and internationally, and at a client and country level. The Group also works with 477 clients in 6 or more countries. The Group estimates that well over a third of new assignments in the year were generated through the joint development of opportunities by two or more Group companies. Horizontality across clients, countries and regions and on which the Group has been working for many years, is clearly becoming an increasingly important part of our client strategies, particularly as clients continue to invest in brand in slower-growth markets and both capacity and brand in faster-growth markets.

Cash flow highlights

In 2017, operating profit was £1.908 billion, depreciation, amortisation and goodwill impairment £489 million, non-cash share-based incentive charges £105 million, net interest paid £170 million, tax paid £425 million, capital expenditure £326 million and other net cash outflows £41 million. Free cash flow available for working capital requirements, debt repayment, acquisitions, share buy-backs and dividends was, therefore, £1.540 billion.

This free cash flow was absorbed by £229 million in net cash acquisition payments and investments (of which £199 million was for earnout payments, with the balance of £30 million for investments and new acquisition payments net of disposal proceeds), £504 million in share buy-backs and £752 million in dividends, a total outflow of £1.485 billion. This resulted in a net cash inflow of £55 million, before any changes in working capital.

A summary of the Group’s unaudited cash flow statement and notes as at 31 December 2017 is provided in Appendix 1.

Acquisitions

In line with the Group’s strategic focus on new markets, new media and data investment management, the Group completed 43 transactions in the year; 15 acquisitions and investments were in new markets, 32 in quantitative and digital and 5 were driven by individual client or agency needs. Out of all these transactions, 9 were in both new markets and quantitative and digital.

Specifically, in 2017, acquisitions and increased equity stakes have been completed in advertising and media investment management in the United States, Germany, the Middle East and North Africa, Croatia, Russia, China and India; data investment management in the United Kingdom and Ireland; brand consulting in the United Kingdom and Italy; direct, digital and interactive in the United States, the United Kingdom, France, Ireland, Spain, the United Arab Emirates, Kenya, China and Brazil.

A further 3 acquisitions and investments were made in the first two months of 2018, with 1 in advertising and media investment management; and 2 in direct, digital and interactive.

Balance sheet highlights

Average net debt in 2017 was £5.143 billion, compared to £4.559 billion in 2016, at 2017 exchange rates. On 31 December 2017 net debt was £4.483 billion, against £4.131 billion on 31 December 2016, an increase of £352 million (an increase of £478 million at 2017 exchange rates). The increased period end debt figure reflects the movement in working capital and provisions of £532 million. This trend has continued in the first seven weeks of 2018, with average net debt of £4.521 billion, compared with £4.213 billion in the same period in 2017, an increase of £308 million (an increase of £409 million at 2018 exchange rates). The net debt figure of £4.483 billion at 31 December, compares with a current market capitalisation of approximately £17.703 billion ($24.395 billion), giving an enterprise value of £22.186 billion ($30.572 billion). The average net debt to EBITDA ratio at 2.0x, is at the top-end of the Group’s target range of 1.5-2.0x.

Your Board continues to examine ways of deploying its EBITDA of over £2.5 billion (over $3.3 billion) and substantial free cash flow of over £1.5 billion (over $1.9 billion) per annum, to enhance share owner value balancing capital expenditure, acquisitions, share buy-backs and dividends. The Group’s current market value of £17.7 billion implies an EBITDA multiple of 7.0 times, on the basis of the full year 2017 results. Including year-end net debt of £4.483 billion, the Group’s enterprise value to EBITDA multiple is 8.8 times.

A summary of the Group’s unaudited balance sheet and notes as at 31 December 2017 is provided in Appendix 1.

Return of funds to share owners

Dividends paid in respect of 2017 will total approximately £758 million for the year. Funds returned to share owners in 2017 totalled £1.256 billion, including share buy-backs, an increase of 20% over 2016. In 2016 funds returned to share owners were £1.044 billion. In the last five years, £5.0 billion has been returned to share owners and over the last ten years £6.6 billion.

In 2017, 32.4 million shares, or 2.5% of the issued share capital, were purchased at a cost of £504 million and an average price of £15.56.

Current trading

January 2018 like-for-like revenue was flat, ahead of budget, with revenue less pass-through costs1 down 1.2%, also ahead of budget and against more difficult comparatives in the first quarter of last year.

Outlook

Macroeconomic and industry context

Global GDP growth may still have been generally sub-trend (pre-Lehman) in 2017, in the low nominal 3% range, but forecasts for 2018 have generally improved moving up in the 3-4% range. The Davos consensus a month or so ago was almost universally bullish, although that seemed to trigger a “Davos put” for markets, at least temporarily. In any event, the United States economy is strengthening driven by the three-pronged Trump policies of tax and regulation reduction and infrastructure investment, with business confidence at much higher levels than under previous administrations. Prospects for Europe too are better with the big four Continental European economies in generally better shape, although the positive of a charismatic Macron-led France may be outweighed by political uncertainties in Germany, Italy and Spain and the UK economy seems to be increasingly challenged by Brexit. All of which we will know more about very soon. Asia Pacific is generally improving too with China, India and Japan in better shape following economic and political reforms, buttressed by economies like Indonesia, Vietnam and the Philippines. Even the political prospects for the Korean Peninsula may have improved. Latin American economies are also improving in Brazil, Argentina, Colombia and Peru especially, although the Mexico election may ruffle progress. Political changes also bode well for Africa and the Middle East, although the latter, in particular, remains volatile. Russia continues to progress, despite Western sanctions and Central and Eastern Europe countries like Poland are responding generally well to an improving Western Europe. The canary in the coal mine seems to be inflation and its potential to trigger larger and earlier than anticipated increases in interest rates and consequent impact on stock and real markets. It clearly will happen some time, the question being when.

From our point of view 2018 should in theory be a better year. The sportingly and politically successful Pyeongchang Winter Olympics, the Russian World Cup and the US Congressional mid-term elections should all trigger more marketing investment, reflecting a mini-quadrennial year. However, growth in marketing spend seems to have decoupled somewhat from GDP growth in the mature markets in the last year, perhaps temporarily. When top line growth is examined carefully, for example for the S&P 500, it seems to be concentrated in the technology and healthcare sectors. As a result, in a low inflation and consequently low pricing power environment, there is an understandable focus on cost. In turn, more long-term technological disruption and the short-term focus of ZBB driven companies, activist investors and private equity along with relatively short-term executive tenures all result in increasing the short-term cost focus. We do not believe that this approach is tenable in the longer-term. Sales volume growth is critical, particularly for fast moving consumer goods. We know that those companies that invest in innovation and brand win. Our own brand valuation survey, BrandZ, clearly shows companies that do so, significantly outperform market indices. The emphasis has to shift from cost to growth, for example, in terms of where the next billion consumers will come from - certainly not the United States or Western Europe, but most likely Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe.

2017 for us was not a pretty year. Basically, like-for-like top line growth was flat against original expectations of 2% growth and operating margins and operating profits were flat or up marginally.

Whether this was due to Google and Facebook disintermediating agencies (our view not so), or consultants eating our digital lunch (our view also not so, except in the more general area of helping cut costs) or the low cost of money driving ZBB, activist and private equity activity (our view the major contributor), it is clear that we have to accelerate implementation of our strategy to deal both with technological disruption and this short-term focus.

An increasingly digital world impacts manufacturing through, for example, 3D printing or robotics, media, for example, through Google and Facebook and disruption through, for example, Amazon and Alibaba. With limited GDP growth, low inflation, limited pricing power and a consequent focus on cost, simplicity, agility and flexibility of structure is a pre-requisite. To achieve this, we are increasingly focused on accelerating the implementation of the following:

∎    firstly, simplifying our verticals—in advertising, for example, Ogilvy with John Seifert’s Next Chapter; in media investment management, for example, GroupM with Kelly Clark’s and Tim Castree’s Wavemaker; in data investment management, for example, Kantar with Eric Salama’s Kantar First and Kantar Consulting; in public relations and public affairs, for example, Donna Imperato’s leadership of Burson Cohn & Wolfe and Finsbury’s strategic partnership with Hering

Schuppener and Glover Park Group; in brand consulting, WPP Brand Consulting and consolidation at Superunion; in health & wellness, with Mike Hudnall’s WPP Health & Wellness and finally, in digital, for example, Mark Read’s Wunderman with POSSIBLE, Salmon, Cognifide and Acceleration and Jon Cook’s VML with Rockfish. These are all examples of simplifying our offer more effectively. This escalation will continue as we continue to work with clients on developing the “agency of the future” and who, at the same time, demand faster, better, cheaper.

∎    second, focusing on stronger client co-ordination across the whole of WPP, with 51 client leaders covering one-third of our revenues and overseeing our client relationships on an integrated firm-wide basis, not solely on a vertical by vertical or country by country basis.

∎    third, appointing country and sub-regional leaders to ensure integration of our offers at a country level, particularly with the growth of “piranha” or “gladiator” brands at a local or regional level and to concentrate on making sure we have not only the best local clients, but the best people and acquisitions on a market by market basis.

∎    finally, at the same time, “horizontalizing” certain capabilities or platforms that can clearly provide client-differentiating services for both our integrated offer and our brands. We have already started to build these in the areas of finance, talent, information technology, property and practices such as retail, brand valuation and government. In addition, today, we are announcing and ensuring that our global production management platform, Hogarth, is harnessed across the whole of the Group. We are also examining how our digital, eCommerce and shopper platforms and capabilities can be most seamlessly connected. We are already involved in a fundamental way with digital strategy, transformation with the majority of our clients and we will be ensuring that these capabilities are even more easily accessible and can be combined more effectively with our vertical agencies.

Financial guidance

The budgets for 2018 have been prepared on the usual bottom-up basis, but continue to reflect a faster growing United Kingdom and the faster geographical markets of Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe and faster growing functional sectors and sub-sectors of media, public relations & public affairs and direct, digital and interactive, with a stronger second half of the year, reflecting the 2017 comparative. Given what proved to be top-line optimism in our budgets last year, we have encouraged our operating companies to budget extremely conservative revenue and revenue less pass-through costs1. Consequently, our 2018 budgets show the following;

∎	Flat like-for-like revenue and revenue less pass-through costs[1]

∎	Flat operating margin to revenue less pass-through costs[1] on a constant currency basis

In 2018, our prime focus will remain on growing revenue and revenue less pass-through costs1 faster than the industry average, driven by our leading position in horizontality, faster growing geographic markets and digital, premier parent company creative and effectiveness position, new business and strategically targeted acquisitions. At the same time, we will concentrate on meeting our operating margin objectives by managing absolute levels of costs and increasing our flexibility in order to adapt our cost structure to significant market changes. The initiatives taken by the parent company in the areas of human resources, property, procurement, information technology and practice development continue to improve the flexibility of the Group’s cost base. Flexible staff costs (including incentives, freelance and consultants) remain close to historical highs of above 8% of revenue less pass-through costs1 and continue to position the Group extremely well should current market conditions change.

The Group continues to improve co-operation and co-ordination among its operating companies in order to add value to our clients’ businesses and our people’s careers, an objective which has been specifically built into short-term incentive plans. We have decided that up to half of operating company incentive pools are funded and allocated on the basis of Group-wide performance and incentive allocation criteria include specific Group-wide revenue less pass-through costs1 objectives. Horizontality has been accelerated through the appointment of 51 global client leaders for our major clients, accounting for over one third of total revenue of almost $20 billion and 20 regional and country managers in a growing number of test markets and sub-regions, covering about half of the 112 countries in which we operate.

Emphasis has been laid on the areas of media investment management, health & wellness, sustainability, government, new technologies, new markets, retailing, shopper marketing, internal communications, financial services and media and entertainment. The Group continues to lead the industry, in co-ordinating communications services geographically and functionally through parent company initiatives and winning Group pitches. Whilst talent and creativity (in the broadest sense) remain key potential differentiators between us and our competitors, increasingly differentiation can also be achieved in three additional ways – through application of technology, for example, Xaxis, AppNexus and Triad; through integration of data investment management, for example, Kantar; and through investment in content, for example, Imagine, Imagina, Vice, Media Rights Capital, Fullscreen, Indigenous Media, China Media Capital, Bruin and Refinery29.

In addition, strong and considered points of view on the adequacy of online and, indeed, offline measurement, on viewability, on internet fraud and transparency, on online media placement and brand safety and, finally, on fake news are all examples where further differentiation is important and can be secured through considered initiatives. With its leadership position, as the world’s largest media investment management operation, GroupM has developed a strong united point of view with its leading clients and associates, like AppNexus, in all these areas and has aligned with Kantar’s data investment management resources, to provide better capabilities. These philosophical differences and operational capabilities are extremely effective in responding to the trade association and regulatory issues that have been raised recently.

Our business remains geographically and functionally well positioned to compete successfully and to deliver on our long-term targets:

∎	Revenue and revenue less pass-through costs[1] growth greater than the industry average

∎

Improvement in revenue less pass-through costs[1] margin of between zero and 0.3 margin points or more, excluding the impact of currency, depending on revenue less pass-through costs[1] growth, and staff costs to revenue less pass-through costs[1] ratio improvement of between zero and 0.2 margin points or more

∎	Annual headline diluted EPS growth of 5% to 10% p.a. delivered through revenue growth, margin expansion, acquisitions and share buy-backs

Uses of funds

As capital expenditure remains relatively stable, our focus is on the alternative uses of funds between acquisitions, share buy-backs and dividends. We have increasingly come to the view, that currently, the markets favour consistent increases in dividends and higher sustainable pay-out ratios, along with anti-dilutive progressive buy-backs and, of course, sensibly-priced, small- to medium-sized strategic acquisitions.

Buy-back strategy

Share buy-backs will continue to be targeted to absorb any share dilution from issues of options or restricted stock in the range of 2-3% of the issued share capital. In addition, the Company does also have considerable free cash flow to take advantage of any anomalies in market values.

Acquisition strategy

There is still a very significant pipeline of reasonably priced small- and medium-sized potential acquisitions, with the exception perhaps of digital in the United States, where prices seem to have got ahead of themselves because of pressure on competitors to catch up. This is clearly reflected in some of the operational issues that are starting to surface elsewhere in the industry, particularly in fast growing markets like China, Brazil and India. Transactions will continue to be focused on our strategy of new markets, new media and data investment management, including the application of new technology, big data and content. Net acquisition spend is currently targeted at around £300 to £400 million per annum. We will continue to seize opportunities in line with our strategy to increase the Group’s exposure to:

∎	Faster growing geographic markets and sectors

∎	New media and data investment management, including the application of technology and big data

Last but not least………

A powerhouse of talent

No company in the world has a greater or more varied repertory of talent than WPP. And never has the availability of that talent been more necessary.

In their continued search for profitable growth, marketing companies around the world, as always, have two basic routes to follow: to contain cost; and to add value. These are not alternatives: the best companies master both.

To cut cost requires discipline and constant attention to detail. The undoubted benefits it can deliver are finite: there must always be a limit beyond which a business will suffer. To add value requires a different set of skills; it demands a conscious application of the human imagination; and its potential benefits are limitless.

As marketing companies exhaust their restricted opportunities to become more efficient—to prune costs, to buy more shrewdly - so their need to add value to their offering becomes ever more critical.

The powerhouse of talent that WPP represents exists precisely to meet that need.

First, we recruit, train, reward and incentivise that talent. And then we apply that talent, across all relevant skills, according to the individual needs of each individual client.

To do this successfully, to be able to harness shared enthusiasm across traditional disciplines, means breaking down some traditional silos; which is why we call our method horizontality. To the client, our service, however many distinct skills it may comprise, must seem to be seamless.

In the immediate future, as demand for fully integrated marketing services continues to increase, and as their benign effect on client company results becomes ever more evident, WPP will be simplifying its corporate structure; making access to that powerhouse of talent even easier.

For further information:

Sir Martin Sorrell	}

Paul Richardson	}
Lisa Hau	}	+44 20 7408 2204
Chris Wade	}

Kevin McCormack	}
Fran Butera	}	+1 212 632 2235

Juliana Yeh	}	+852 2280 3790

wppinvestor.com

This announcement has been filed at the Company Announcements Office of the London Stock Exchange and is being distributed to all owners of Ordinary shares and American Depository Receipts. Copies are available to the public at the Company’s registered office.

The following cautionary statement is included for safe harbour purposes in connection with the Private Securities Litigation Reform Act of 1995 introduced in the United States of America. This announcement may contain forward-looking statements within the meaning of the US federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the Company’s independent auditors. For further information on factors which could impact the Company and the statements contained herein, please refer to public filings by the Company with the Securities and Exchange Commission. The statements in this announcement should be considered in light of these risks and uncertainties.

Appendix 1: Preliminary results for the year ended 31 December 2017	19

Unaudited preliminary consolidated income statement for the year ended

31 December 2017

£ million	Notes	2017	2016[1]	+/(-)%	Constant Currency[2] +/(-)%
Billings		55,562.7	55,245.2	0.6	(3.9)

Revenue	7	15,265.4	14,388.9	6.1	1.6
Costs of services	4	(12,090.2)	(11,348.1)	(6.5)	(4.7)
Gross profit		3,175.2	3,040.8	4.4	3.8
General and administrative costs	4	(1,267.0)	(977.7)	(29.6)	(27.0)
Operating profit		1,908.2	2,063.1	(7.5)	(10.5)
Share of results of associates	5	113.5	49.8	127.9	113.5
Profit before interest and taxation		2,021.7	2,112.9	(4.3)	(7.5)
Finance income	6	95.2	80.4	18.4	12.6
Finance costs	6	(269.8)	(254.5)	(6.0)	(1.5)
Revaluation of financial instruments	6	262.2	(48.3)	-	-
Profit before taxation		2,109.3	1,890.5	11.6	7.7
Taxation	8	(197.0)	(388.9)	49.3	50.3
Profit for the year		1,912.3	1,501.6	27.4	22.6

Attributable to:
Equity holders of the parent		1,816.6	1,400.1	29.7	24.9
Non-controlling interests		95.7	101.5	5.7	9.0
		1,912.3	1,501.6	27.4	22.6

Revenue less pass-through costs[3]	7,20	13,139.6	12,397.8	6.0	1.4
Headline PBIT	7,20	2,267.1	2,160.3	4.9	1.5
Revenue less pass-through costs[3] margin	7,20	17.3%	17.4%	(0.1)[4]	-[4]
Headline PBT	20	2,092.5	1,986.2	5.4	1.9

Earnings per share
Basic earnings per ordinary share	10	144.0p	109.6p	31.4	26.6
Diluted earnings per ordinary share	10	142.4p	108.0p	31.9	26.9

1 Prior year figures have been re-presented as described in note 2.

2 The basis for calculating the constant currency percentage changes shown above and in the notes to this appendix are described in the glossary attached to this appendix.

3 Previously referred to as net sales.

4 Margin points.

Unaudited preliminary consolidated statement of comprehensive income for the year ended 31 December 2017

£ million	2017	2016
Profit for the year	1,912.3	1,501.6
Items that may be reclassified subsequently to profit or loss:
Exchange adjustments on foreign currency net investments	(465.2)	1,378.0
Gain/(loss) on revaluation of available for sale investments	32.1	(93.1)
	(433.1)	1,284.9
Items that will not be reclassified subsequently to profit or loss:
Actuarial gain/(loss) on defined benefit pension plans	17.0	(15.9)
Deferred tax on defined benefit pension plans	(24.6)	(0.4)
	(7.6)	(16.3)
Other comprehensive (loss)/income relating to the year	(440.7)	1,268.6
Total comprehensive income relating to the year	1,471.6	2,770.2

Attributable to:
Equity holders of the parent	1,395.6	2,600.6
Non-controlling interests	76.0	169.6
	1,471.6	2,770.2

Unaudited preliminary consolidated cash flow statement for the year ended

31 December 2017

£ million	Notes	2017	2016
Net cash inflow from operating activities	11	1,408.1	1,773.8
Investing activities
Acquisitions and disposals	11	(181.5)	(638.8)
Purchase of property, plant and equipment		(288.9)	(252.1)
Purchase of other intangible assets (including capitalised computer software)		(37.3)	(33.0)
Proceeds on disposal of property, plant and equipment		8.0	7.7
Net cash outflow from investing activities		(499.7)	(916.2)
Financing activities
Share option proceeds		6.4	27.2
Cash consideration for non-controlling interests	11	(47.3)	(58.3)
Share repurchases and buybacks	11	(504.2)	(427.4)
Net increase/(decrease) in borrowings	11	599.6	(22.5)
Financing and share issue costs		(0.8)	(6.4)
Equity dividends paid		(751.5)	(616.5)
Dividends paid to non-controlling interests in subsidiary undertakings		(87.8)	(89.6)
Net cash outflow from financing activities		(785.6)	(1,193.5)
Net increase/(decrease) in cash and cash equivalents		122.8	(335.9)
Translation of cash and cash equivalents		(27.2)	291.9
Cash and cash equivalents at beginning of year		1,902.6	1,946.6
Cash and cash equivalents at end of year	11	1,998.2	1,902.6

Reconciliation of net cash flow to movement in net debt:
Net increase/(decrease) in cash and cash equivalents		122.8	(335.9)
Cash (inflow)/outflow from (increase)/decrease in debt financing		(598.8)	28.9
Debt acquired		-	(144.4)
Other movements		(1.9)	(2.3)
Translation differences		125.3	(466.0)
Movement of net debt in the year		(352.6)	(919.7)
Net debt at beginning of year		(4,130.5)	(3,210.8)
Net debt at end of year	12	(4,483.1)	(4,130.5)

Unaudited preliminary consolidated balance sheet as at 31 December 2017

£ million	Notes	2017	2016
Non-current assets
Intangible assets:
Goodwill	13	12,952.9	13,214.3
Other	14	2,018.4	2,217.3
Property, plant and equipment		979.5	968.7
Interests in associates and joint ventures		1,065.2	1,069.4
Other investments		1,153.5	1,310.3
Deferred tax assets		160.3	140.4
Trade and other receivables	15	176.2	204.9
		18,506.0	19,125.3
Current assets
Inventory and work in progress		424.3	400.4
Corporate income tax recoverable		234.7	231.2
Trade and other receivables	15	12,112.3	12,374.5
Cash and short-term deposits		2,391.4	2,436.9
		15,162.7	15,443.0
Current liabilities
Trade and other payables	16	(14,241.1)	(15,010.4)
Corporate income tax payable		(649.3)	(752.3)
Bank overdrafts and loans		(624.1)	(1,002.5)
		(15,514.5)	(16,765.2)
Net current liabilities		(351.8)	(1,322.2)
Total assets less current liabilities		18,154.2	17,803.1

Non-current liabilities
Bonds and bank loans		(6,250.4)	(5,564.9)
Trade and other payables	17	(992.8)	(1,273.8)
Deferred tax liabilities		(513.7)	(692.4)
Provisions for post-employment benefits		(206.3)	(276.5)
Provisions for liabilities and charges		(229.0)	(227.9)
		(8,192.2)	(8,035.5)
Net assets		9,962.0	9,767.6
Equity
Called-up share capital	18	133.3	133.2
Share premium account		568.5	562.2
Other reserves		761.7	1,185.2
Own shares		(1,171.1)	(962.0)
Retained earnings		9,200.8	8,405.9
Equity share owners’ funds		9,493.2	9,324.5
Non-controlling interests		468.8	443.1
Total equity		9,962.0	9,767.6

Unaudited preliminary consolidated statement of changes in equity for the year ended 31 December 2017

£ million	Called-up share capital	Share premium account	Other reserves	Own shares	Retained earnings	Total equity share owners’ funds	Non- controlling interests	Total
Balance at 1 January 2017	133.2	562.2	1,185.2	(962.0)	8,405.9	9,324.5	443.1	9,767.6
Ordinary shares issued	0.1	6.3	-	-	-	6.4	-	6.4
Treasury share additions	-	-	-	(289.6)	-	(289.6)	-	(289.6)
Treasury share allocations	-	-	-	112.2	(112.2)	-	-	-
Profit for the year	-	-	-	-	1,816.6	1,816.6	95.7	1,912.3
Exchange adjustments on foreign currency net investments	-	-	(445.5)	-	-	(445.5)	(19.7)	(465.2)
Gain on revaluation of available for sale investments	-	-	32.1	-	-	32.1	-	32.1
Actuarial gain on defined benefit pension plans	-	-	-	-	17.0	17.0	-	17.0
Deferred tax on defined benefit pension plans	-	-	-	-	(24.6)	(24.6)	-	(24.6)
Other comprehensive loss	-	-	(413.4)	-	(7.6)	(421.0)	(19.7)	(440.7)
Dividends paid	-	-	-	-	(751.5)	(751.5)	(87.8)	(839.3)
Non-cash share-based incentive plans (including share options)	-	-	-	-	105.0	105.0	-	105.0
Tax adjustment on share-based payments	-	-	-	-	3.0	3.0	-	3.0
Net movement in own shares held by ESOP Trusts	-	-	-	(31.7)	(182.9)	(214.6)	-	(214.6)
Recognition/remeasurement of financial instruments	-	-	(10.1)	-	(11.7)	(21.8)	-	(21.8)
Acquisition of subsidiaries[1]	-	-	-	-	(63.8)	(63.8)	37.5	(26.3)
Balance at 31 December 2017	133.3	568.5	761.7	(1,171.1)	9,200.8	9,493.2	468.8	9,962.0

Total comprehensive income relating to the year ended 31 December 2017 was £1,471.6 million (2016: £2,770.2 million)

1 Acquisition of subsidiaries represents movements in retained earnings and non-controlling interests arising from changes in ownership of existing subsidiaries and recognition of non-controlling interests on new acquisitions.

Unaudited preliminary consolidated statement of changes in equity for the year ended 31 December 2017 (continued)

£ million	Called-up share capital	Share premium account	Other reserves	Own shares	Retained earnings	Total equity share owners’ funds	Non- controlling interests	Total
Balance at 1 January 2016	132.9	535.3	(9.7)	(719.6)	7,698.5	7,637.4	378.4	8,015.8
Ordinary shares issued	0.3	26.9	-	-	-	27.2	-	27.2
Treasury share additions	-	-	-	(274.5)	-	(274.5)	-	(274.5)
Treasury share allocations	-	-	-	3.9	(3.9)	-	-	-
Profit for the year	-	-	-	-	1,400.1	1,400.1	101.5	1,501.6
Exchange adjustments on foreign currency net investments	-	-	1,309.9	-	-	1,309.9	68.1	1,378.0
Loss on revaluation of available for sale investments	-	-	(93.1)	-	-	(93.1)	-	(93.1)
Actuarial loss on defined benefit pension plans	-	-	-	-	(15.9)	(15.9)	-	(15.9)
Deferred tax on defined benefit pension plans	-	-	-	-	(0.4)	(0.4)	-	(0.4)
Other comprehensive income/(loss)	-	-	1,216.8	-	(16.3)	1,200.5	68.1	1,268.6
Dividends paid	-	-	-	-	(616.5)	(616.5)	(89.6)	(706.1)
Non-cash share-based incentive plans (including share options)	-	-	-	-	106.5	106.5	-	106.5
Tax adjustment on share-based payments	-	-	-	-	3.9	3.9	-	3.9
Net movement in own shares held by ESOP Trusts	-	-	-	28.2	(181.1)	(152.9)	-	(152.9)
Recognition/remeasurement of financial instruments	-	-	(21.9)	-	26.8	4.9	-	4.9
Share purchases—close period commitments	-	-	-	-	8.6	8.6	-	8.6
Acquisition of subsidiaries[1]	-	-	-	-	(20.7)	(20.7)	(15.3)	(36.0)
Balance at 31 December 2016	133.2	562.2	1,185.2	(962.0)	8,405.9	9,324.5	443.1	9,767.6

1 Acquisition of subsidiaries represents movements in retained earnings and non-controlling interests arising from changes in ownership of existing subsidiaries and recognition of non-controlling interests on new acquisitions.

Notes to the unaudited preliminary consolidated financial statements

1.	Basis of accounting

The unaudited preliminary consolidated financial statements are prepared under the historical cost convention, except for the revaluation of certain financial instruments as disclosed in our accounting policies.

2.	Accounting policies

The unaudited preliminary consolidated financial statements comply with the recognition and measurement criteria of International Financial Reporting Standards (IFRS) as adopted by the European Union and issued by the International Accounting Standards Board (IASB) and with the accounting policies of the Group which were set out on pages 177 to 184 of the 2016 Annual Report and Accounts.

The Group has changed its accounting policy in regard to the presentation of the income statement under IAS 1 for the year ended 31 December 2017, moving from a ‘nature of expense’ method of presentation to a ‘function of expense’ method of presentation. The Group considers this to be a more reliable and relevant presentation and prior years have been re-presented accordingly. This change in accounting policy has not resulted in a change to revenue, operating profit or profit for any of the years presented.

Whilst the financial information included in this preliminary announcement has been computed in accordance with IFRS, this announcement does not itself contain sufficient information to comply with all IFRS disclosure requirements. The Company’s 2017 Annual Report and Accounts will be prepared in compliance with IFRS. The unaudited preliminary announcement does not constitute a dissemination of the annual financial report and does not therefore need to meet the dissemination requirements for annual financial reports. A separate dissemination announcement in accordance with Disclosure and Transparency Rules (DTR) 6.3 will be made when the annual report and audited financial statements are available on the Company’s website.

Statutory Information

The financial information included in this preliminary announcement does not constitute statutory accounts. The statutory accounts for the year ended 31 December 2016 have been delivered to the Jersey Registrar and received an unqualified auditors’ report. The statutory accounts for the year ended 31 December 2017 will be finalised on the basis of the financial information presented by the directors in this unaudited preliminary announcement and will be delivered to the Jersey Registrar following the Company’s General Meeting. The audit report for the year ended 31 December 2017 has yet to be signed. The announcement of the preliminary results was approved on behalf of the board of directors on 1 March 2018.

Notes to the unaudited preliminary consolidated financial statements (continued)

3.	Currency conversion

The reporting currency of the Group is pound sterling and the unaudited preliminary consolidated financial statements have been prepared on this basis.

The 2017 unaudited preliminary consolidated income statement is prepared using, among other currencies, average exchange rates of US$1.2887 to the pound (2016: US$1.3547) and €1.1413 to the pound (2016: €1.2234). The unaudited preliminary consolidated balance sheet as at 31 December 2017 has been prepared using the exchange rates on that day of US$1.3524 to the pound (2016: US$1.2345) and €1.1250 to the pound (2016: €1.1705).

The basis for calculating the constant currency percentage changes, shown on the face of the unaudited preliminary consolidated income statement, is described in the glossary attached to this appendix.

4.	Costs of services and general and administrative costs

£ million	2017	2016
Costs of services	12,090.2	11,348.1
General and administrative costs	1,267.0	977.7
	13,357.2	12,325.8

Costs of services and general and administrative costs include:

£ million	2017	2016
Staff costs	8,319.0	7,784.9
Establishment costs	888.6	836.5
Media pass-through costs	1,350.0	1,223.2
Data collection pass-through costs	633.7	661.0
Other pass-through costs	142.1	106.9
Other costs of services and general and administrative costs	2,023.8	1,713.3
	13,357.2	12,325.8

Staff costs include:

£ million	2017	2016
Wages and salaries	5,832.3	5,395.6
Cash-based incentive plans	219.2	260.2
Share-based incentive plans	105.0	106.5
Social security costs	720.3	658.1
Pension costs	192.0	178.1
Severance	39.5	34.5
Other staff costs	1,210.7	1,151.9
	8,319.0	7,784.9
Staff cost to revenue less pass-through costs[1] ratio	63.3%	62.8%

1 Revenue less pass-through costs is defined in note 20. Previously referred to as net sales.

Notes to the unaudited preliminary consolidated financial statements (continued)

4.	Costs of services and general and administrative costs (continued)

Other costs of services and general and administrative costs include:

£ million	2017	2016
Amortisation and impairment of acquired intangible assets	195.1	168.4
Goodwill impairment	27.1	27.0
Gains on disposal of investments and subsidiaries	(129.0)	(44.3)
Losses/(gains) on remeasurement of equity interests arising from a change in scope of ownership	0.3	(232.4)
Investment write-downs	95.9	86.1
Restructuring costs	56.8	27.4

The goodwill impairment charge of £27.1 million (2016: £27.0 million) relates to a number of under-performing businesses in the Group, of which £nil (2016: £7.0 million) is in relation to associates. In certain markets, the impact of current, local economic conditions and trading circumstances on these businesses is sufficiently severe to indicate impairment to the carrying value of goodwill.

Investment write-downs of £95.9 million (2016: £86.1 million) includes £53.1 million in relation to comScore Inc, which has not released any financial statements in relation to its 2015, 2016 or 2017 results due to an internal investigation by their Audit Committee. In 2017, the market value of comScore Inc fell below the Group’s carrying value. Other investment write-downs relate to certain non-core minority investments in the US where forecast financial performance and/or liquidity issues indicate a permanent decline in the recoverability of the Group’s investment.

Gains on disposal of investments and subsidiaries of £129.0 million in 2017 include £92.3 million of gains arising on the sale of the Group’s equity interest in Asatsu-DK Inc following its acquisition by Bain Capital. Gains on disposal of investments and subsidiaries of £44.3 million in 2016 include £26.5 million of gains arising on the sale of the Group’s equity interest in Grass Roots Group.

In 2016, gains on remeasurement of equity interests arising from a change in scope of ownership of £232.4 million primarily comprise gains of £260.0 million in relation to the reclassification of the Group’s interest in the Imagina Group in Spain from other investments to interests in associates, resulting from WPP attaining significant influence in the period; and losses of £23.2 million in relation to the merger of most of the Group’s Australian and New Zealand assets with STW Communications Group Limited in Australia. The re-named WPP AUNZ became a listed subsidiary of the Group on 8 April 2016.

In 2017, restructuring costs of £56.8 million predominantly comprise £33.7 million of severance costs arising from a structural assessment of certain of the Group’s operations, primarily in the mature markets; and £12.8 million (2016: £27.4 million) of costs resulting from the project to transform and rationalise the Group’s IT services and infrastructure including costs relating to the cyber attack in June 2017.

Operating profit includes credits totalling £44.8 million (2016: £26.3 million) relating to the release of excess provisions and other balances established in respect of acquisitions completed prior to 2016.

Notes to the unaudited preliminary consolidated financial statements (continued)

5.	Share of results of associates

Share of results of associates include:

£ million	2017	2016
Share of profit before interest and taxation	145.1	97.1
Share of exceptional gains/(losses)	0.8	(15.2)
Share of interest and non-controlling interests	(7.8)	(4.7)
Share of taxation	(24.6)	(27.4)
	113.5	49.8

6.	Finance income, finance costs and revaluation of financial instruments

Finance income includes:

£ million	2017	2016
Income from available for sale investments	16.8	12.5
Interest income	78.4	67.9
	95.2	80.4

Finance costs include:

£ million	2017	2016
Net interest expense on pension plans	6.3	6.7
Interest on other long-term employee benefits	3.9	2.7
Interest payable and similar charges	259.6	245.1
	269.8	254.5

Revaluation of financial instruments include:

£ million	2017	2016
Movements in fair value of treasury instruments	1.1	(19.5)
Revaluation of put options over non-controlling interests	52.5	(17.2)
Revaluation of payments due to vendors (earnout agreements)	208.6	(11.6)
	262.2	(48.3)

Notes to the unaudited preliminary consolidated financial statements (continued)

7.	Segmental analysis

Reported contributions by operating sector were as follows:

£ million	2017	2016
Revenue
Advertising and Media Investment Management	7,180.3	6,547.3
Data Investment Management	2,690.9	2,661.1
Public Relations & Public Affairs	1,171.9	1,101.3
Brand Consulting, Health & Wellness and Specialist Communications	4,222.3	4,079.2
	15,265.4	14,388.9
Revenue less pass-through costs[1]
Advertising and Media Investment Management	5,851.9	5,413.5
Data Investment Management	2,052.3	1,994.0
Public Relations & Public Affairs	1,140.9	1,078.8
Brand Consulting, Health & Wellness and Specialist Communications	4,094.5	3,911.5
	13,139.6	12,397.8
Headline PBIT[2]
Advertising and Media Investment Management	1,109.0	1,027.2
Data Investment Management	350.3	351.5
Public Relations & Public Affairs	183.2	179.8
Brand Consulting, Health & Wellness and Specialist Communications	624.6	601.8
	2,267.1	2,160.3
Revenue less pass-through costs[1] margin
Advertising and Media Investment Management	19.0%	19.0%
Data Investment Management	17.1%	17.6%
Public Relations & Public Affairs	16.1%	16.7%
Brand Consulting, Health & Wellness and Specialist Communications	15.3%	15.4%
	17.3%	17.4%

1 Revenue less pass-through costs is defined in note 20. Previously referred to as net sales.

2 Headline PBIT is defined in note 20.

Notes to the unaudited preliminary consolidated financial statements (continued)

7.	Segmental analysis (continued)

Reported contributions by geographical area were as follows:

£ million	2017	2016
Revenue
North America[1]	5,547.0	5,280.8
United Kingdom	1,985.9	1,866.3
Western Continental Europe	3,160.0	2,943.2
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	4,572.5	4,298.6
	15,265.4	14,388.9
Revenue less pass-through costs[2]
North America[1]	4,799.0	4,603.7
United Kingdom	1,683.5	1,587.6
Western Continental Europe	2,616.0	2,425.5
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	4,041.1	3,781.0
	13,139.6	12,397.8
Headline PBIT[3]
North America[1]	937.4	895.4
United Kingdom	280.0	261.4
Western Continental Europe	376.0	351.7
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	673.7	651.8
	2,267.1	2,160.3
Revenue less pass-through costs[2] margin
North America[1]	19.5%	19.4%
United Kingdom	16.6%	16.5%
Western Continental Europe	14.4%	14.5%
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	16.7%	17.2%
	17.3%	17.4%

1 North America includes the US with revenue of £5,241.3 million (2016: £5,005.8 million), revenue less pass-through costs of £4,541.0 million (2016: £4,365.1 million) and headline PBIT of £937.4 million (2016: £849.4 million).

2 Revenue less pass-through costs is defined in note 20. Previously referred to as net sales.

3 Headline PBIT is defined in note 20.

Notes to the unaudited preliminary consolidated financial statements (continued)

8.	Taxation

The headline tax rate was 22.0% (2016: 21.0%). The tax rate on reported PBT was 9.3% (2016: 20.6%). The cash tax rate on headline PBT1 was 20.3% (2016: 20.9%).

On 22 December 2017, The Tax Cuts and Jobs Act was enacted in the US which reduced the federal tax rate from 35% to 21% from 1 January 2018. This revised rate has been used to revalue deferred tax assets and liabilities, leading to a non-cash credit to the income statement of £234.1 million, partially offset by a one-time deemed repatriation tax charge related to unremitted foreign earnings of £28.1 million, payable over eight years. The impact of US tax reform has been excluded from the headline tax charge.

The tax charge comprises:

£ million	2017	2016
Corporation tax
Current year	523.4	569.4
Prior years	(98.6)	(80.3)
	424.8	489.1
Deferred tax
Current year	(235.2)	(88.0)
Prior years	7.4	(12.2)
	(227.8)	(100.2)
Tax charge	197.0	388.9
The calculation of the headline tax rate is as follows:
£ million	2017	2016
Headline PBT[1]	2,092.5	1,986.2
Tax charge	197.0	388.9
Tax credit/(charge) relating to gains on disposal of investments and subsidiaries	2.1	(1.1)
Deferred tax impact of the amortisation of acquired intangible assets and other goodwill items	45.0	29.2
Tax credit/(charge) relating to restructuring costs	10.0	(3.0)
Tax impact of US tax reform	206.0	-
Deferred tax relating to gains on disposal of investments and subsidiaries	0.2	3.2
Headline tax charge	460.3	417.2
Headline tax rate	22.0%	21.0%

Given the Group’s geographic mix of profits and the changing international tax environment, the tax rate is expected to increase slightly over the next few years. The tax charge may also be affected by the impact of acquisitions, disposals and other corporate restructurings, the resolution of open tax issues, and the ability to use brought forward tax losses.

1 Headline PBT is defined in note 20.

Notes to the unaudited preliminary consolidated financial statements (continued)

8.	Taxation (continued)

Furthermore, changes in local or international tax rules, for example, prompted by the OECD’s Base Erosion and Profit Shifting project (a global initiative to improve the fairness and integrity of tax systems), or new challenges by tax or competition authorities, for example, the European Commission’s state aid investigation into the Group Financing Exemption in the UK CFC rules announced in October 2017, may expose us to additional tax liabilities or impact the carrying value of our deferred tax assets, which could affect the future tax charge.

The Group has a number of open tax returns and is subject to various ongoing tax audits in respect of which it has recognised potential liabilities, none of which are individually material. The Group does not currently expect any material additional charges, or credits, to arise in respect of these matters, beyond the amounts already provided. Liabilities relating to these open and judgemental matters are based upon estimates of whether additional taxes will be due after taking into account external advice where appropriate. Where the final tax outcome of these matters is different from the amounts which were initially recorded then such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

9.	Ordinary dividends

The Board has recommended a final dividend of 37.3p (2016: 37.05p) per ordinary share in addition to the interim dividend of 22.7p (2016: 19.55p) per share. This makes a total for the year of 60.0p (2016: 56.6p). Payment of the final dividend of 37.3p per ordinary share will be made on 9 July 2018 to holders of ordinary shares in the Company on 15 June 2018.

Notes to the unaudited preliminary consolidated financial statements (continued)

10.	Earnings per share

Basic EPS

The calculation of basic reported and headline EPS is as follows:

	2017		2016		+/(-)%	Constant Currency +/(-)%
Reported earnings[1] (£ million)	1,816.6		1,400.1
Headline earnings (£ million) (note 20)	1,536.5		1,467.5
Average shares used in basic EPS calculation (million)	1,261.1		1,277.8
Reported EPS	144.0	p	109.6	p	31.4	26.6
Headline EPS	121.8	p	114.8	p	6.1	2.5
Diluted EPS The calculation of diluted reported and headline EPS is as follows:
	2017		2016		+/(-)%	Constant Currency +/(-)%
Diluted reported earnings (£ million)	1,816.6		1,400.1
Diluted headline earnings (£ million)	1,536.5		1,467.5
Average shares used in diluted EPS calculation (million)	1,275.8		1,296.0
Diluted reported EPS	142.4	p	108.0	p	31.9	26.9
Diluted headline EPS	120.4	p	113.2	p	6.4	2.7

A reconciliation between the shares used in calculating basic and diluted EPS is as follows:

Million	2017	2016
Average shares used in basic EPS calculation	1,261.1	1,277.8
Dilutive share options outstanding	1.8	2.4
Other potentially issuable shares	12.9	15.8
Shares used in diluted EPS calculation	1,275.8	1,296.0

At 31 December 2017 there were 1,332,511,552 (2016: 1,331,880,730) ordinary shares in issue.

1 Reported earnings is equivalent to profit for the year attributable to equity holders of the parent.

Notes to the unaudited preliminary consolidated financial statements (continued)

11.	Analysis of cash flows

The following tables analyse the items included within the main cash flow headings on page 21:

Net cash inflow from operating activities:

£ million	2017	2016
Profit for the year	1,912.3	1,501.6
Taxation	197.0	388.9
Revaluation of financial instruments	(262.2)	48.3
Finance costs	269.8	254.5
Finance income	(95.2)	(80.4)
Share of results of associates	(113.5)	(49.8)
Operating profit	1,908.2	2,063.1
Adjustments for:
Non-cash share-based incentive plans (including share options)	105.0	106.5
Depreciation of property, plant and equipment	230.7	220.8
Goodwill impairment	27.1	27.0
Amortisation and impairment of acquired intangible assets	195.1	168.4
Amortisation of other intangible assets	36.3	38.6
Investment write-downs	95.9	86.1
Gains on disposal of investments and subsidiaries	(129.0)	(44.3)
Losses/(gains) on remeasurement of equity interests arising from a change in scope of ownership	0.3	(232.4)
Losses on sale of property, plant and equipment	1.1	0.8
Operating cash flow before movements in working capital and provisions	2,470.7	2,434.6
Movements in trade working capital	(261.2)	118.3
Movements in other receivables, payables and provisions	(270.6)	(269.6)
Cash generated by operations	1,938.9	2,283.3
Corporation and overseas tax paid	(424.7)	(414.2)
Interest and similar charges paid	(246.6)	(242.1)
Interest received	76.9	73.9
Investment income	16.8	12.5
Dividends from associates	46.8	60.4
	1,408.1	1,773.8

Notes to the unaudited preliminary consolidated financial statements (continued)

11.	Analysis of cash flows (continued)

Acquisitions and disposals:

£ million	2017	2016
Initial cash consideration	(214.8)	(424.1)
Cash and cash equivalents acquired (net)	28.9	57.3
Earnout payments	(199.1)	(92.3)
Purchase of other investments (including associates)	(92.5)	(260.2)
Proceeds on disposal of investments	296.0	80.5
Acquisitions and disposals	(181.5)	(638.8)
Cash consideration for non-controlling interests	(47.3)	(58.3)
Net acquisition payments and investments	(228.8)	(697.1)

Share repurchases and buybacks:

£ million	2017	2016
Purchase of own shares by ESOP Trusts	(214.6)	(152.9)
Shares purchased into treasury	(289.6)	(274.5)
	(504.2)	(427.4)

Net increase/(decrease) in borrowings:

£ million	2017	2016
Increase/(decrease) in drawings on bank loans	785.6	(30.4)
Proceeds from issue of €250 million bonds	214.0	-
Repayment of £400 million bonds	(400.0)	-
Proceeds from issue of £400 million bonds	-	400.0
Repayment of €498 million bonds	-	(392.1)
	599.6	(22.5)

Cash and cash equivalents:

£ million	2017	2016
Cash at bank and in hand	2,049.6	2,256.2
Short-term bank deposits	341.8	180.7
Overdrafts[1]	(393.2)	(534.3)
	1,998.2	1,902.6

[1]	Bank overdrafts are included in cash and cash equivalents because they form an integral part of the Group’s cash management.

Notes to the unaudited preliminary consolidated financial statements (continued)

12.	Net debt

£ million	2017	2016
Cash and short-term deposits	2,391.4	2,436.9
Bank overdrafts and loans due within one year	(624.1)	(1,002.5)
Bonds and bank loans due after one year	(6,250.4)	(5,564.9)
	(4,483.1)	(4,130.5)

The Group estimates that the fair value of corporate bonds is £5,816.5 million at 31 December 2017 (2016: £6,101.4 million). The Group considers that the carrying amount of bank loans approximates their fair value.

The following table is an analysis of future anticipated cash flows in relation to the Group’s debt, on an undiscounted basis which, therefore, differs from the carrying value:

£ million	2017	2016
Within one year	(391.7)	(582.9)
Between one and two years	(896.3)	(389.5)
Between two and three years	(895.4)	(893.0)
Between three and four years	(1,537.8)	(369.1)
Between four and five years	(487.9)	(812.9)
Over five years	(4,519.1)	(5,144.7)
Debt financing (including interest) under the Revolving Credit Facility and in relation to unsecured loan notes	(8,728.2)	(8,192.1)
Short-term overdrafts – within one year	(393.2)	(534.3)
Future anticipated cash flows	(9,121.4)	(8,726.4)
Effect of discounting/financing rates	2,246.9	2,159.0
Debt financing	(6,874.5)	(6,567.4)
Cash and short-term deposits	2,391.4	2,436.9
Net debt	(4,483.1)	(4,130.5)

13.	Goodwill and acquisitions

Goodwill in relation to subsidiary undertakings decreased by £261.4 million (2016: increased by £2,543.7 million) in the year. This movement primarily relates to the effect of currency translation and also includes both goodwill arising on acquisitions completed in the year and adjustments to goodwill relating to acquisitions completed in prior years, net of impairment charges.

The contribution to revenue and operating profit of acquisitions completed in the year was not material. There were no material acquisitions completed during the year or between 31 December 2017 and the date these preliminary consolidated financial statements were approved.

Notes to the unaudited preliminary consolidated financial statements (continued)

14.	Other intangible assets

The following are included in other intangibles:

£ million	2017	2016
Brands with an indefinite useful life	1,081.3	1,141.3
Acquired intangibles	829.1	972.5
Other (including capitalised computer software)	108.0	103.5
	2,018.4	2,217.3

15.	Trade and other receivables

Amounts falling due within one year:

£ million	2017	2016
Trade receivables	7,889.7	8,054.2
VAT and sales taxes recoverable	202.3	157.2
Prepayments	298.3	310.0
Accrued income	3,211.7	3,353.8
Fair value of derivatives	1.0	14.7
Other debtors	509.3	484.6
	12,112.3	12,374.5

Amounts falling due after more than one year:

£ million	2017	2016
Prepayments	3.6	3.7
Accrued income	20.5	9.5
Fair value of derivatives	2.1	8.3
Other debtors	150.0	183.4
	176.2	204.9

The Group considers that the carrying amount of trade and other receivables approximates their fair value.

16.	Trade and other payables: amounts falling due within one year

£ million	2017	2016
Trade payables	9,893.0	10,308.3
Deferred income	1,212.1	1,312.7
Payments due to vendors (earnout agreements)	180.7	277.5
Liabilities in respect of put option agreements with vendors	38.6	51.0
Fair value of derivatives	3.5	4.1
Other creditors and accruals	2,913.2	3,056.8
	14,241.1	15,010.4

The Group considers that the carrying amount of trade and other payables approximates their fair value.

Notes to the unaudited preliminary consolidated financial statements (continued)

17.	Trade and other payables: amounts falling due after more than one year

£ million	2017	2016
Payments due to vendors (earnout agreements)	450.0	699.0
Liabilities in respect of put option agreements with vendors	219.5	246.0
Fair value of derivatives	3.3	1.8
Other creditors and accruals	320.0	327.0
	992.8	1,273.8

The Group considers that the carrying amount of trade and other payables approximates their fair value.

The following table sets out payments due to vendors, comprising deferred consideration and the directors’ best estimates of future earnout related obligations:

£ million	2017	2016
Within one year	180.7	277.5
Between 1 and 2 years	128.3	220.1
Between 2 and 3 years	144.1	170.2
Between 3 and 4 years	58.3	176.6
Between 4 and 5 years	103.1	122.4
Over 5 years	16.2	9.7
	630.7	976.5

The Group’s approach to payments due to vendors is outlined in note 22.

The following table sets out the movements of deferred and earnout related obligations during the year:

£ million	2017	2016
At the beginning of the year	976.5	581.3
Earnouts paid	(199.1)	(92.3)
New acquisitions	163.7	359.5
Revision of estimates taken to goodwill	(60.7)	28.4
Revaluation of payments due to vendors (note 6)	(208.6)	11.6
Exchange adjustments	(41.1)	88.0
At the end of the year	630.7	976.5

The Group does not consider there to be any material contingent liabilities as at 31 December 2017.

18.	Issued share capital – movement in the year

Number of equity ordinary shares (million)	2017	2016
At the beginning of the year	1,331.9	1,329.4
Exercise of share options	0.6	2.5
At the end of the year	1,332.5	1,331.9

19.	Related party transactions

From time to time the Group enters into transactions with its associate undertakings. These transactions were not material for either year presented.

Notes to the unaudited preliminary consolidated financial statements (continued)

20.	Non-GAAP measures of performance

Management includes non-GAAP measures as they consider these measures to be both useful and necessary. They are used by management for internal performance analyses; the presentation of these measures facilitates comparability with other companies, although management’s measures may not be calculated in the same way as similarly titled measures reported by other companies; and these measures are useful in connection with discussions with the investment community.

Reconciliation of revenue to revenue less pass-through costs1 for the year ended 31 December 2017:

£ million	2017	2016
Revenue	15,265.4	14,388.9
Media pass-through costs	(1,350.0)	(1,223.2)
Data collection pass-through costs	(633.7)	(661.0)
Other pass-through costs	(142.1)	(106.9)
Revenue less pass-through costs[1]	13,139.6	12,397.8

Reconciliation of profit before interest and taxation to headline PBIT for the year ended 31 December 2017:

£ million	2017	2016
Profit before interest and taxation	2,021.7	2,112.9
Amortisation and impairment of acquired intangible assets	195.1	168.4
Goodwill impairment	27.1	27.0
Gains on disposal of investments and subsidiaries	(129.0)	(44.3)
Losses/(gains) on remeasurement of equity interests arising from a change in scope of ownership	0.3	(232.4)
Investment write-downs	95.9	86.1
Restructuring costs	56.8	27.4
Share of exceptional (gains)/losses of associates	(0.8)	15.2
Headline PBIT	2,267.1	2,160.3

Finance income	95.2	80.4
Finance costs	(269.8)	(254.5)
	(174.6)	(174.1)

Interest cover on headline PBIT	13.0 times	12.4 times

Calculation of headline EBITDA:

£ million	2017	2016
Headline PBIT (as above)	2,267.1	2,160.3
Depreciation of property, plant and equipment	230.7	220.8
Amortisation of other intangible assets	36.3	38.6
Headline EBITDA	2,534.1	2,419.7

1 Previously referred to as net sales.

Notes to the unaudited preliminary consolidated financial statements (continued)

20.	Non-GAAP measures of performance (continued)

Revenue less pass-through costs1 margin before and after share of results of associates:

£ million	Margin	2017	Margin	2016
Revenue less pass-through costs[1]		13,139.6		12,397.8
Headline PBIT	17.3%	2,267.1	17.4%	2,160.3
Share of results of associates (excluding exceptional gains/losses)		112.7		65.0
Headline PBIT excluding share of results of associates	16.4%	2,154.4	16.9%	2,095.3

Reconciliation of profit before taxation to headline PBT and headline earnings for the year ended 31 December 2017:

£ million	2017	2016
Profit before taxation	2,109.3	1,890.5
Amortisation and impairment of acquired intangible assets	195.1	168.4
Goodwill impairment	27.1	27.0
Gains on disposal of investments and subsidiaries	(129.0)	(44.3)
Losses/(gains) on remeasurement of equity interests arising from a change in scope of ownership	0.3	(232.4)
Investment write-downs	95.9	86.1
Restructuring costs	56.8	27.4
Share of exceptional (gains)/losses of associates	(0.8)	15.2
Revaluation of financial instruments	(262.2)	48.3
Headline PBT	2,092.5	1,986.2
Headline tax charge (note 8)	(460.3)	(417.2)
Non-controlling interests	(95.7)	(101.5)
Headline earnings	1,536.5	1,467.5
Ordinary dividends	751.5	616.5
Dividend cover on headline earnings	2.0 times	2.4 times

Reconciliation of free cash flow for the year ended 31 December 2017:

£ million	2017	2016
Cash generated by operations (note 11)	1,938.9	2,283.3
Plus:
Interest received	76.9	73.9
Investment income	16.8	12.5
Dividends from associates	46.8	60.4
Share option proceeds	6.4	27.2
Proceeds on disposal of property, plant and equipment	8.0	7.7
Movements in other receivables, payables and provisions	270.6	269.6
Movements in trade working capital	261.2	(118.3)
Less:
Interest and similar charges paid	(246.6)	(242.1)
Purchase of property, plant and equipment	(288.9)	(252.1)
Purchase of other intangible assets (including capitalised computer software)	(37.3)	(33.0)
Corporation and overseas tax paid	(424.7)	(414.2)
Dividends paid to non-controlling interests in subsidiary undertakings	(87.8)	(89.6)
Free cash flow	1,540.3	1,585.3

1 Previously referred to as net sales.

Notes to the unaudited preliminary consolidated financial statements (continued)

21.	Going concern and liquidity risk

In considering going concern and liquidity risk, the directors have reviewed the Group’s future cash requirements and earnings projections. The directors believe these forecasts have been prepared on a prudent basis and have also considered the impact of a range of potential changes to trading performance. The directors have concluded that the Group should be able to operate within its current facilities and comply with its banking covenants for the foreseeable future and therefore believe it is appropriate to prepare the financial statements of the Group on a going concern basis.

At 31 December 2017, the Group has access to £7.7 billion of committed facilities with maturity dates spread over the years 2018 to 2046 as illustrated below:

£ million
		2018	2019	2020	2021	2022+
£ bonds £400m (2.875% ‘46)	400.0					400.0
US bond $500m (5.625% ‘43)	369.7					369.7
US bond $300m (5.125% ’42)	221.8					221.8
Eurobonds €600m (1.625% ’30)	533.3					533.3
Eurobonds €750m (2.25%,’26)	666.7					666.7
US bond $750m (3.75%,’24)	554.6					554.6
Eurobonds €750m (3.0% ’23)	666.7					666.7
US bond $500m (3.625% ’22)	369.7					369.7
US bond $812m (4.75% ’21)	600.7				600.7
Bank revolver ($2,500m)	1,848.6				1,848.6
£ bonds £200m (6.375% ’20)	200.0			200.0
Eurobonds €250m (0.320% ’20)	222.2			222.2
Eurobonds €600m (0.75% ’19)	533.3		533.3
Bank revolver (A$520m)	300.4		300.4
Eurobonds €252m (0.43% ’18)	224.0	224.0
Total committed facilities available	7,711.7	224.0	833.7	422.2	2,449.3	3,782.5
Drawn down facilities at 31 December 2017	6,547.9	224.0	729.1	422.2	1,390.1	3,782.5
Undrawn committed credit facilities	1,163.8
Drawn down facilities at 31 December 2017	6,547.9
Net cash at 31 December 2017	(1,998.2)
Other adjustments	(66.6)
Net debt at 31 December 2017	4,483.1

Given the strong cash generation of the business, its debt maturity profile and available facilities, the directors believe the Group has sufficient liquidity to match its requirements for the foreseeable future.

Treasury management

The Group’s treasury activities are principally concerned with monitoring of working capital, managing external and internal funding requirements and monitoring and managing financial market risks, in particular risks from movements in interest and foreign exchange rates.

The Group’s risk management policies relating to foreign currency risk, interest rate risk, liquidity risk, capital risk and credit risk are presented in the notes to the consolidated financial statements of the 2016 Annual Report and Accounts and in the opinion of the Board remain relevant at 31 December 2017.

Notes to the unaudited preliminary consolidated financial statements (continued)

22.	Financial instruments

The fair values of financial assets and liabilities are based on quoted market prices where available. Where the market value is not available, the Group has estimated relevant fair values on the basis of publicly available information from outside sources or on the basis of discounted cash flow models where appropriate.

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into levels 1 to 3 based on the degree to which the fair value is observable, or based on observable inputs:

Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 fair value measurements are those derived from inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

£ million	Level 1	Level 2	Level 3
Derivatives in designated hedge relationships
Derivative assets	-	2.1	-
Derivative liabilities	-	(3.3)	-
Held for trading
Derivative assets	-	1.0	-
Derivative liabilities	-	(3.5)	-
Payments due to vendors (earnout agreements) (note 17)	-	-	(630.7)
Liabilities in respect of put options	-	-	(258.1)
Available for sale
Other investments	333.2	-	820.3

Notes to the unaudited preliminary consolidated financial statements (continued)

22.	Financial instruments (continued)

Reconciliation of level 3 fair value measurements1:

£ million	Liabilities in respect of put options	Other investments
1 January 2017	(297.0)	881.0
Gains/(losses) recognised in the income statement	52.5	(13.8)
Losses recognised in other comprehensive income	-	15.1
Additions	(40.5)	67.7
Disposals	-	(1.7)
Cancellations	2.9	-
Reclassification from other investments to interests in associates	-	(57.1)
Settlements	16.5	-
Exchange adjustments	7.5	(70.9)
31 December 2017	(258.1)	820.3

Payments due to vendors and liabilities in respect of put options

Future anticipated payments due to vendors in respect of contingent consideration (earnout agreements) are recorded at fair value, which is the present value of the expected cash outflows of the obligations. Liabilities in respect of put option agreements are initially recorded at the present value of the redemption amount in accordance with IAS 32 and subsequently measured at fair value in accordance with IAS 39. Both types of obligations are dependent on the future financial performance of the entity and it is assumed that future profits are in line with directors’ estimates. The directors derive their estimates from internal business plans together with financial due diligence performed in connection with the acquisition. At 31 December 2017, the weighted average growth rate in estimating future financial performance was 25.0%, which reflects the prevalence of recent acquisitions in the faster growing markets and new media sectors. The risk adjusted discount rate applied to these obligations at 31 December 2017 was 1.8%.

A one percentage point increase or decrease in the growth rate in estimated future financial performance would increase or decrease the combined liabilities due to earnout agreements and put options by approximately £8.9 million and £9.3 million, respectively. A 0.5 percentage point increase or decrease in the risk adjusted discount rate would decrease or increase the combined liabilities by approximately £11.2 million and £11.4 million, respectively. An increase in the liability would result in a loss in the revaluation of financial instruments (note 6), while a decrease would result in a gain.

Other investments

The fair value of other investments included in level 1 are based on quoted market prices. Other investments included in level 3 are unlisted securities, where market value is not readily available. The Group has estimated relevant fair values on the basis of publicly available information from outside sources or on the basis of discounted cash flow models where appropriate. The sensitivity to changes in unobservable inputs is specific to each individual investment.

1 Payments due to vendors (earnout agreements) are reconciled in note 17.

Notes to the unaudited preliminary consolidated financial statements (continued)

23.	Principal risks and uncertainties

The Board regularly reviews the principal risks and uncertainties affecting the Group and these are summarised below:

Clients

∎

The Group competes for clients in a highly competitive industry and client loss or consolidation or a reduction in marketing budgets due to economic conditions, may have a material adverse effect on the Group’s market share and its business, revenues, results of operations, financial condition or prospects.

∎

The Group receives a significant portion of its revenues from a limited number of large clients and the net loss of these clients could have a material adverse effect on the Group’s prospects, business, financial condition and results of operations.

Data Security

∎	Existing and proposed data protection laws may restrict the Group’s activities and increase our costs.
∎

The Group is carrying out an IT transformation project and will rely on third parties for the performance of a significant part of its information technology and operational functions. A failure to provide these functions could have an adverse effect on the Group’s business.

∎

The Group stores, transmits and relies on critical and sensitive data. Security of this type of data is exposed to escalating external threats that are increasing in sophistication as well as internal breaches.

Financial

∎	The Group is subject to credit risk through the default of a client or other counterparty.

Operational

∎	The Group’s performance could be adversely impacted if it failed to ensure adequate internal control procedures are in place in relation to the Group’s increased media trading.

People and Succession

∎

The Group’s performance could be adversely affected if it were unable to attract and retain key talent or had inadequate talent management and succession planning for key management roles at the parent and operating companies.

Regulatory, Sanctions, Anti-Trust and Taxation

∎	The Group may be subject to regulations restricting its activities or effecting changes in taxation.
∎	The Group is subject to anti-corruption, anti-bribery and anti-trust legislation and enforcement in the countries in which it operates.
∎

Civil liabilities or judgements against the Company or its directors or officers based on United States federal or state securities laws may not be enforceable in the United States or in England and Wales or in Jersey.

∎

The Group is subject to the laws of the United States, EU and other jurisdictions regulating and imposing sanctions on the supply of services to certain countries. Failure to comply with these laws could expose the Group to civil and criminal penalties.

Appendix 2: Preliminary results for the year ended 31 December 2017 in reportable US Dollars1

Unaudited illustrative preliminary consolidated income statement for the year ended 31 December 2017

$ million	2017	2016 [2]	+/(-)%
Billings	71,724.8	74,439.6	(3.6)

Revenue	19,703.2	19,379.3	1.7
Costs of services	(15,581.6)	(15,323.0)	(1.7)
Gross profit	4,121.6	4,056.3	1.6
General and administrative costs	(1,634.7)	(1,355.2)	(20.6)
Operating profit	2,486.9	2,701.1	(7.9)
Share of results of associates	147.4	65.3	125.7
Profit before interest and taxation	2,634.3	2,766.4	(4.8)
Finance income	122.8	109.6	12.0
Finance costs	(347.6)	(344.1)	(1.0)
Revaluation of financial instruments	346.4	(71.4)	-
Profit before taxation	2,755.9	2,460.5	12.0
Taxation	(249.1)	(516.7)	51.8
Profit for the year	2,506.8	1,943.8	29.0

Attributable to:
Equity holders of the parent	2,382.4	1,808.7	31.7
Non-controlling interests	124.4	135.1	7.9
	2,506.8	1,943.8	29.0

Revenue less pass-through costs[3]	16,958.3	16,690.7	1.6
Headline PBIT	2,953.4	2,864.6	3.1
Revenue less pass-through costs[3] margin	17.4%	17.2%	0.2 [4]
Headline PBT	2,728.6	2,630.1	3.7

Reported earnings per share[5]
Basic earnings per ordinary share	188.9 ¢	141.5 ¢	33.5
Diluted earnings per ordinary share	186.7 ¢	139.6 ¢	33.7

Headline earnings per share[5]
Basic earnings per ordinary share	159.8 ¢	151.6 ¢	5.4
Diluted earnings per ordinary share	158.0 ¢	149.5 ¢	5.7

1 The unaudited consolidated income statement above is presented in reportable US Dollars for information purposes only and has been prepared assuming the US Dollar is the reporting currency of the Group, whereby local currency results are translated into US Dollars at actual monthly average exchange rates in the years presented. Among other currencies, this includes an average exchange rate of US$1.2887 to the pound for the year ended 31 December 2017 (2016: US$1.3547).

2 Prior year figures have been re-presented as described in note 2.

3 Previously referred to as net sales.

4 Margin points.

5 The basis of the calculations of the Group’s earnings per share and headline earnings per share are set out in note 10 of Appendix 1.

Appendix 3: Preliminary results for the year ended 31 December 2017 in reportable Euros1

Unaudited illustrative preliminary consolidated income statement for the year ended 31 December 2017

€ million	2017	2016 [2]	+/(-)%
Billings	63,430.1	67,305.1	(5.8)

Revenue	17,427.0	17,527.2	(0.6)
Costs of services	(13,810.1)	(13,847.2)	0.3
Gross profit	3,616.9	3,680.0	(1.7)
General and administrative costs	(1,447.3)	(1,209.2)	(19.7)
Operating profit	2,169.6	2,470.8	(12.2)
Share of results of associates	129.0	60.1	114.6
Profit before interest and taxation	2,298.6	2,530.9	(9.2)
Finance income	108.2	99.5	8.7
Finance costs	(308.0)	(311.4)	1.1
Revaluation of financial instruments	297.6	(62.2)	-
Profit before taxation	2,396.4	2,256.8	6.2
Taxation	(224.3)	(469.9)	52.3
Profit for the year	2,172.1	1,786.9	21.6

Attributable to:
Equity holders of the parent	2,063.4	1,665.0	23.9
Non-controlling interests	108.7	121.9	10.8
	2,172.1	1,786.9	21.6

Revenue less pass-through costs[3]	14,998.5	15,098.0	(0.7)
Headline PBIT	2,578.8	2,604.2	(1.0)
Revenue less pass-through costs[3] margin	17.2%	17.2%	- [4]
Headline PBT	2,379.0	2,392.3	(0.5)

Reported earnings per share[5]
Basic earnings per ordinary share	163.6 ¢	130.3 ¢	25.6
Diluted earnings per ordinary share	161.7 ¢	128.5 ¢	25.8

Headline earnings per share[5]
Basic earnings per ordinary share	138.4 ¢	138.1 ¢	0.2
Diluted earnings per ordinary share	136.8 ¢	136.1 ¢	0.5

1 The unaudited consolidated income statement above is presented in reportable Euros for information purposes only and has been prepared assuming the Euro is the reporting currency of the Group, whereby local currency results are translated into Euros at actual monthly average exchange rates in the years presented. Among other currencies, this includes an average exchange rate of €1.1413 to the pound for the year ended 31 December 2017 (2016: €1.2234).

2 Prior year figures have been re-presented as described in note 2.

3 Previously referred to as net sales.

4 Margin points.

5 The basis of the calculations of the Group’s earnings per share and headline earnings per share are set out in note 10 of Appendix 1.

Appendix 4: Preliminary results for the year ended 31 December 2017 in reportable Japanese Yen1

Unaudited illustrative preliminary consolidated income statement for the year ended 31 December 2017

¥ billion	2017	2016 [2]	+/(-)%
Billings	8,043.3	8,090.4	(0.6)

Revenue	2,209.3	2,106.7	4.9
Costs of services	(1,747.4)	(1,665.7)	(4.9)
Gross profit	461.9	441.0	4.7
General and administrative costs	(183.4)	(144.9)	(26.6)
Operating profit	278.5	296.1	(5.9)
Share of results of associates	16.5	7.3	126.0
Profit before interest and taxation	295.0	303.4	(2.8)
Finance income	13.7	12.2	12.3
Finance costs	(39.0)	(37.8)	(3.2)
Revaluation of financial instruments	39.0	(7.1)	-
Profit before taxation	308.7	270.7	14.0
Taxation	(27.7)	(56.2)	50.7
Profit for the year	281.0	214.5	31.0

Attributable to:
Equity holders of the parent	267.1	200.0	33.6
Non-controlling interests	13.9	14.5	4.1
	281.0	214.5	31.0

Revenue less pass-through costs[3]	1,901.3	1,814.5	4.8
Headline PBIT	330.8	311.6	6.2
Revenue less pass-through costs[3] margin	17.4%	17.2%	0.2 [4]
Headline PBT	305.5	286.0	6.8

Reported earnings per share[5]
Basic earnings per ordinary share	¥211.8	¥156.5	35.3
Diluted earnings per ordinary share	¥209.4	¥154.3	35.7

Headline earnings per share[5]
Basic earnings per ordinary share	¥179.2	¥164.9	8.7
Diluted earnings per ordinary share	¥177.1	¥162.6	8.9

1 The unaudited consolidated income statement above is presented in reportable Japanese Yen for information purposes only and has been prepared assuming the Japanese Yen is the reporting currency of the Group, whereby local currency results are translated into Japanese Yen at actual monthly average exchange rates in the years presented. Among other currencies, this includes an average exchange rate of ¥144.5087 to the pound for the year ended 31 December 2017 (2016: ¥147.3525).

2 Prior year figures have been re-presented as described in note 2.

3 Previously referred to as net sales.

4 Margin points.

5 The basis of the calculations of the Group’s earnings per share and headline earnings per share are set out in note 10 of Appendix 1.

Glossary and Basis of Preparation

Average net debt

Average net debt is calculated as the average daily net bank borrowings of the Group. Net debt at a year end is calculated as the sum of the net borrowings of the Group, derived from the cash ledgers and accounts in the balance sheet.

Billings and estimated net new billings

Billings comprise the gross amounts billed to clients in respect of commission-based/fee-based income together with the total of other fees earned. Net new billings represent the estimated annualised impact on billings of new business gained from both existing and new clients, net of existing client business lost. The estimated impact is based upon initial assessments of the clients’ marketing budgets, which may not necessarily result in actual billings of the same amount.

Constant currency

The Group uses US dollar-based, constant currency models to measure performance. These are calculated by applying budgeted 2017 exchange rates to local currency reported results for the current and prior year. This gives a US dollar – denominated income statement which excludes any variances attributable to foreign exchange rate movements.

Free cash flow

Free cash flow is calculated as headline operating profit before non-cash charges for share-based incentive plans, depreciation of property, plant and equipment and amortisation of other intangible assets, including dividends received from associates, interest received, investment income received, proceeds from the issue of shares, and proceeds from the disposal of property, plant and equipment, less corporation and overseas tax paid, interest and similar charges paid, dividends paid to non-controlling interests in subsidiary undertakings, purchases of property, plant and equipment and purchases of other intangible assets.

General and administrative costs

General and administrative costs include marketing costs, certain professional fees and an allocation of other costs, including staff and establishment costs, based on the function of employees within the Group.

Headline earnings

Headline PBT less headline tax charge and non-controlling interests.

Headline operating profit/Headline PBIT

Profit before finance income/costs and revaluation of financial instruments, taxation, gains/losses on disposal of investments and subsidiaries, investment write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, Group restructuring costs, share of exceptional gains/losses of associates and gains/losses on remeasurement of equity interests arising from a change in scope of ownership.

Headline PBT

Profit before taxation, gains/losses on disposal of investments and subsidiaries, investment write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, Group restructuring costs, share of exceptional gains/losses of associates, gains/losses arising from the revaluation of financial instruments, and gains/losses on remeasurement of equity interests arising from a change in scope of ownership.

Headline tax charge

Taxation excluding tax/deferred tax relating to gains on disposal of investments and subsidiaries, deferred tax impact of the amortisation of acquired intangible assets and other goodwill items, the deferred tax impact of the 2017 US tax reform and tax charge/credit relating to restructuring costs.

Operating margin

Headline profit before interest and tax as a percentage of revenue less pass-through costs.

Pass-through costs

Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media and data collection costs.

Pro forma (‘like-for-like’)

Pro forma comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include the results of acquisitions for the commensurate year in the prior year. The Group uses the terms ‘pro forma’ and ‘like-for-like’ interchangeably.

Revenue less pass-through costs/revenue less pass-through costs margin

Revenue less pass-through costs is revenue less media, data collection and other pass-through costs. Revenue less pass-through costs was previously referred to as net sales. This is a change in terminology only and has not resulted in any change in calculation of the measure. Revenue less pass-through costs margin is calculated as headline PBIT (defined above) as a percentage of revenue less pass-through costs.